SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS Disclosure and Additional Financial Information
Prudential plc Half Year 2017 results
International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED INCOME STATEMENT

		2017 £m	2016 £m
	Note	Half year	Half year	Full year
Earned premiums, net of reinsurance		21,158	17,394	36,961
Investment return		20,629	17,062	32,511
Other income		1,222	1,085	2,370
Total revenue, net of reinsurance	B1.4	43,009	35,541	71,842
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(35,442)	(30,939)	(59,366)
Acquisition costs and other expenditure	B3	(5,330)	(3,563)	(8,848)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(216)	(169)	(360)
Disposal of Korea life business:
Cumulative exchange gain recycled from other comprehensive income	D1	61	-	-
Remeasurement adjustments	D1	5	-	(238)
Total charges, net of reinsurance		(40,922)	(34,671)	(68,812)
Share of profits from joint ventures and associates, net of related tax		120	86	182
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		2,207	956	3,212
Less tax charge attributable to policyholders' returns		(393)	(292)	(937)
Profit before tax attributable to shareholders	B1.1	1,814	664	2,275
Total tax charge attributable to policyholders and shareholders	B5	(702)	(269)	(1,291)
Adjustment to remove tax charge attributable to policyholders' returns		393	292	937
Tax (charge) credit attributable to shareholders' returns	B5	(309)	23	(354)
Profit for the period attributable to equity holders of the Company		1,505	687	1,921

		2017	2016
Earnings per share (in pence)		Half year	Half year	Full year
Based on profit attributable to the equity holders of the Company:	B6
Basic		58.7p	26.9p	75.0p
Diluted		58.6p	26.8p	75.0p

		2017	2016
Dividends per share (in pence)	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B7
First interim ordinary dividend		14.50p	12.93p	12.93p
Second interim ordinary dividend		-	-	30.57p
Total		14.50p	12.93p	43.50p
Dividends paid in reporting period:	B7
Current year first interim ordinary dividend		-	-	12.93p
Second interim ordinary dividend for prior year		30.57p	26.47p	26.47p
Special dividend for prior year		-	10.00p	10.00p
Total		30.57p	36.47p	49.40p
*
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2017 £m	2016 £m
	Note	Half year	Half year	Full year

Profit for the period		1,505	687	1,921

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		(220)	798	1,148
Cumulative exchange gain of Korea life business recycled through profit and loss	D1	(61)	-	-
Related tax		(4)	8	13
		(285)	806	1,161

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains arising during the period		565	2,023	241
Add back net losses (deduct net gains) included in the income statement on disposal and impairment		(34)	95	(269)
Total	C3.2(c)	531	2,118	(28)
Related change in amortisation of deferred acquisition costs	C5(b)	(69)	(435)	76
Related tax		(162)	(589)	(17)
		300	1,094	31

Total		15	1,900	1,192

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross		53	11	(107)
Related tax		(7)	(2)	14
		46	9	(93)

Other comprehensive income for the period, net of related tax		61	1,909	1,099

Total comprehensive income for the period attributable to the equity holders of the Company		1,566	2,596	3,020

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 June 2017 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,505	-	-	1,505	-	1,505
Other comprehensive income (loss)		-	-	46	(285)	300	61	-	61
Total comprehensive income (loss) for the period		-	-	1,551	(285)	300	1,566	-	1,566

Dividends	B7	-	-	(786)	-	-	(786)	-	(786)
Reserve movements in respect of share-based payments		-	-	22	-	-	22	-	22

Share capital and share premium
New share capital subscribed	C9	-	10	-	-	-	10	-	10

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(12)	-	-	(12)	-	(12)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(17)	-	-	(17)	-	(17)
Net increase (decrease) in equity		-	10	758	(285)	300	783	-	783
At beginning of period		129	1,927	10,942	1,310	358	14,666	1	14,667
At end of period		129	1,937	11,700	1,025	658	15,449	1	15,450

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

		Period ended 30 June 2016 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	687	-	-	687	-	687
Other comprehensive income		-	-	9	806	1,094	1,909	-	1,909
Total comprehensive income for the period		-	-	696	806	1,094	2,596	-	2,596

Dividends	B7	-	-	(935)	-	-	(935)	-	(935)
Reserve movements in respect of share-based payments		-	-	(54)	-	-	(54)	-	(54)

Share capital and share premium
New share capital subscribed	C9	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	22	-	-	22	-	22
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	15	-	-	15	-	15
Net increase (decrease) in equity		-	6	(256)	806	1,094	1,650	-	1,650
At beginning of period		128	1,915	10,436	149	327	12,955	1	12,956
At end of period		128	1,921	10,180	955	1,421	14,605	1	14,606

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

			Year ended 31 December 2016 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the year		-	-	1,921	-	-	1,921	-	1,921
Other comprehensive income (loss)		-	-	(93)	1,161	31	1,099	-	1,099
Total comprehensive income for the year		-	-	1,828	1,161	31	3,020	-	3,020

Dividends	B7	-	-	(1,267)	-	-	(1,267)	-	(1,267)
Reserve movements in respect of share-based payments		-	-	(51)	-	-	(51)	-	(51)

Share capital and share premium
New share capital subscribed	C9	1	12	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	2	-	-	2	-	2
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase in equity		1	12	506	1,161	31	1,711	-	1,711
At beginning of year		128	1,915	10,436	149	327	12,955	1	12,956
At end of year		129	1,927	10,942	1,310	358	14,666	1	14,667

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2017 £m	2016 £m
	Note	30 Jun	30 Jun	31 Dec
Assets
Goodwill	C5(a)	1,501	1,677	1,628
Deferred acquisition costs and other intangible assets	C5(b)	10,757	9,594	10,807
Property, plant and equipment		727	1,214	743
Reinsurers' share of insurance contract liabilities		9,709	9,470	10,051
Deferred tax assets	C7	4,105	3,771	4,315
Current tax recoverable		700	554	440
Accrued investment income		2,887	2,764	3,153
Other debtors		3,417	3,505	3,019
Investment properties		15,218	13,940	14,646
Investment in joint ventures and associates accounted for using the equity method		1,293	1,135	1,273
Loans	C3.3	16,952	14,215	15,173
Equity securities and portfolio holdings in unit trusts		210,437	176,037	198,552
Debt securities	C3.2	170,793	168,367	170,458
Derivative assets		3,789	5,495	3,936
Other investments		5,566	4,845	5,465
Deposits		13,353	14,181	12,185
Assets held for sale		33	30	4,589
Cash and cash equivalents		9,893	8,530	10,065
Total assets	C1	481,130	439,324	470,498

Equity
Shareholders' equity		15,449	14,605	14,666
Non-controlling interests		1	1	1
Total equity		15,450	14,606	14,667

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		398,980	362,510	388,996
Unallocated surplus of with-profits funds		15,090	13,597	14,317
Core structural borrowings of shareholder-financed operations	C6.1	6,614	5,966	6,798
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	2,096	2,798	2,317
Borrowings attributable to with-profits operations	C6.2(b)	3,336	1,427	1,349
Obligations under funding, securities lending and sale and repurchase agreements		6,408	4,963	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		8,577	8,770	8,687
Deferred tax liabilities	C7	5,683	5,397	5,370
Current tax liabilities		743	566	649
Accruals, deferred income and other liabilities		14,524	12,915	13,825
Provisions		759	467	947
Derivative liabilities		2,870	5,342	3,252
Liabilities held for sale		-	-	4,293
Total liabilities	C1	465,680	424,718	455,831
Total equity and liabilities		481,130	439,324	470,498
Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £9,182 million of lent securities as at 30 June 2017 (30 June 2016: £8,162 million; 31 December 2016: £8,545 million).

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2017 £m	2016 £m
	Note	Half year	Half year	Full year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		2,207	956	3,212
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Other non-investment and non-cash assets		(550)	(2,660)	(2,490)
Investments		(26,539)	(21,280)	(37,824)
Policyholder liabilities (including unallocated surplus)		21,597	19,548	31,135
Other liabilities (including operational borrowings)		3,390	3,836	7,861
Other itemsnote (ii)		(15)	403	307
Net cash flows from operating activities		90	803	2,201
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(56)	(32)	(246)
Net cash inflows (outflows) from corporate transactionsnote (iii)		813	(302)	(303)
Net cash flows from investing activities		757	(334)	(549)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		-	681	1,227
Interest paid		(207)	(160)	(335)
With-profits operations:note (v)	C6.2
Interest paid		(4)	(4)	(9)
Equity capital:
Issues of ordinary share capital		10	6	13
Dividends paid		(786)	(935)	(1,267)
Net cash flows from financing activities		(987)	(412)	(371)
Net (decrease) / increase in cash and cash equivalents		(140)	57	1,281
Cash and cash equivalents at beginning of period		10,065	7,782	7,782
Effect of exchange rate changes on cash and cash equivalents		(32)	691	1,002
Cash and cash equivalents at end of period		9,893	8,530	10,065

Notes
(i)
This measure as explained in the footnote to the income statement is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iii)
Net cash flows for corporate transactions are for distribution rights and the acquisition and disposal of businesses (including private equity and other subsidiaries acquired by with-profits funds for investment purposes).
(iv)
Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
The changes in the carrying value of the structural borrowings of shareholder-financed operations during half year 2017 are analysed as follows:

	Non-cash movements £m
	Balance at 1 Jan 2017	Amortisation of issue costs	Foreign exchange movement	Balance at 30 Jun 2017
Structural borrowings of shareholder-financed operations	6,798	7	(191)	6,614

(v)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. There is no change in respect of the carrying value of the £100 million structural borrowings of the with-profits operations during half year 2017. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

International Financial Reporting Standards (IFRS) Basis Results

NOTES

A
BACKGROUND

A1
Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2017 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2017, there were no unendorsed standards effective for the period ended 30 June 2017 which impact the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2017 and 2016 half years are unaudited. The 2016 full year IFRS basis results have been derived from the 2016 statutory accounts. The auditors have reported on the 2016 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP), were:

	Closing rate at 30 Jun 2017	Average for the 6 months to 30 Jun 2017	Closing rate at 30 Jun 2016	Average for the 6 months to 30 Jun 2016	Closing rate at 31 Dec 2016	Average for 12 months to 31 Dec 2016
Local currency: £
Hong Kong	10.14	9.80	10.37	11.13	9.58	10.52
Indonesia	17,311.76	16,793.63	17,662.47	19,222.95	16,647.30	18,026.11
Malaysia	5.58	5.53	5.39	5.87	5.54	5.61
Singapore	1.79	1.77	1.80	1.98	1.79	1.87
China	8.81	8.66	8.88	9.37	8.59	8.99
India	83.96	82.77	90.23	96.30	83.86	91.02
Vietnam	29,526.43	28,612.70	29,815.99	31,996.45	28,136.99	30,292.79
Thailand	44.13	43.72	46.98	50.81	44.25	47.80
US	1.30	1.26	1.34	1.43	1.24	1.35

Certain notes to the financial statements present half year 2016 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the condensed consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the balance sheet. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2016, as disclosed in the 2016 statutory accounts.

A2
New accounting pronouncements in 2017

The IASB has issued the following new accounting pronouncements to be effective for 1 January 2017:

–
Disclosure Initiative (Amendments to IAS 7, ‘Statement of Cash Flows’);
–
Recognition of deferred tax assets for unrealised losses (Amendments to IAS 12, ‘Income Taxes’); and
–
Annual Improvements to IFRSs 2014-2016 Cycle.

The pronouncements have yet to be endorsed by the EU and will have no effect on the Group financial statements other than minor changes to disclosures.

B
EARNINGS PERFORMANCE

B1
Analysis of performance by segment

B1.1
Segment results – profit before tax

		2017 £m	2016* £m		%		2016 £m
	Note	Half year	AER Half year	CER Half year	Half year 2017 vs half year 2016 AER	Half year 2017 vs half year 2016 CER	AER Full year
			note (iv)	note (iv)	note (iv)	note (iv)
Asia operations
Asia insurance operations	B4(a)	870	667	752	30%	16%	1,503
Eastspring Investments		83	61	69	36%	20%	141
Total Asia operations		953	728	821	31%	16%	1,644

US operations
Jackson (US insurance operations)		1,079	888	1,010	22%	7%	2,052
Broker-dealer and asset management		(6)	(12)	(13)	50%	54%	(4)
Total US operations		1,073	876	997	22%	8%	2,048

UK operations
UK insurance operations:	B4(b)
Long-term business		480	473	473	1%	1%	799
General insurance commission note (i)		17	19	19	(11)%	(11)%	29
Total UK insurance operations		497	492	492	1%	1%	828
M&G		248	225	225	10%	10%	425
Prudential Capital		6	13	13	(54)%	(54)%	27
Total UK operations		751	730	730	3%	3%	1,280

Total segment profit		2,777	2,334	2,548	19%	9%	4,972

Other income and expenditure
Investment return and other income		-	6	6	(100)%	(100)%	1
Interest payable on core structural borrowings		(216)	(165)	(165)	(31)%	(31)%	(360)
Corporate expenditurenote (ii)		(172)	(156)	(165)	(10)%	(4)%	(334)
Total		(388)	(315)	(324)	(23)%	(20)%	(693)
Solvency II implementation costs		-	(11)	(11)	n/a	n/a	(28)
Restructuring costs note (iii)		(31)	(7)	(7)	(343)%	(343)%	(38)
Operating profit based on longer-term investment returns before interest received from tax settlement		2,358	2,001	2,206	18%	7%	4,213
Interest received from tax settlement		-	43	43	n/a	n/a	43
Operating profit based on longer-term investment returns	B1.3	2,358	2,044	2,249	15%	5%	4,256

Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(573)	(1,385)	(1,580)	59%	64%	(1,678)
Amortisation of acquisition accounting adjustmentsnote (v)		(32)	(35)	(39)	9%	18%	(76)
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	D1	61	-	-	n/a	n/a	-
Profit (loss) attaching to the held for sale Korea life business	D1	-	40	47	n/a	n/a	(227)
Profit before tax attributable to shareholders		1,814	664	677	173%	168%	2,275
Tax charge attributable to shareholders' returns	B5	(309)	23	43	n/a	n/a	(354)
Profit for the period attributable to shareholders		1,505	687	720	119%	109%	1,921

		2017	2016*		%		2016
		Half year	AER Half year	CER Half year	Half year 2017 vs half year 2016 AER	Half year 2017 vs half year 2016 CER	AER Full year
Basic earnings per share (in pence)	B6		note (iv)	note (iv)	note (iv)	note (iv)
Based on operating profit based on longer-term investment returns		70.0p	61.3p	67.6p	14%	4%	131.3p
Based on profit for the period		58.7p	26.9p	28.2p	118%	108%	75.0p
*
The Group completed the sale of its life business in Korea in May 2017.Operating profit based on longer term investment returns for half year 2017 excludes the results attributable to the sold Korea life business, as described in note D1. This approach is consistent with the presentation of operating profit for full year 2016 reported in the Group 2016 Annual Report. Comparative operating profit for half year 2016 has been represented in order to show the results of the retained operations on a comparable basis, resulting in a reclassification in half year 2016 of £15 million of operating profit attributable to the Korea life business to non-operating profit.

Notes
(i)
General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products in connection with the arrangement to transfer the UK general insurance business to Churchill in 2002.
(ii)
Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)
Restructuring costs are incurred in the UK and Asia and represent one-off business development expenses.
(iv)
For definitions of AER and CER refer to note A1.
(v)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson.

B1.2
Short-term fluctuations in investment returns on shareholder-backed business

	2017 £m	2016 £m
	Half year	Half year	Full year
Insurance operations:
Asia note (i)	41	1	(225)
US note (ii)	(754)	(1,440)	(1,455)
UK note (iii)	9	246	198
Other operationsnote (iv)	131	(192)	(196)
Total	(573)	(1,385)	(1,678)
*
Following its sale in May 2017, the half year 2016 comparative short-term fluctuations in investment returns has been adjusted to exclude the result attributable to the sold Korea life business. This approach is consistent with that applied at full year 2016.

Notes
(i)
Asia insurance operations
In Asia, the positive short-term fluctuations of £41 million principally reflect net value movements on shareholders’ assets and related liabilities following falls in bond yields across the region during the period (half year 2016: positive £1 million; full year 2016: negative £(225) million).
(ii)
US insurance operations
The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £231 million as shown in note C5 (half year 2016: credit of £616 million; full year 2016: credit of £565 million) and comprise amounts in respect of the following items:

	2017 £m	2016 £m
	Half year	Half year	Full year
Net equity hedge resultnote (a)	(782)	(1,692)	(1,587)
Other than equity-related derivativesnote (b)	12	335	(126)
Debt securities note (c)	5	(105)	201
Equity-type investments: actual less longer-term return	1	13	35
Other items	10	9	22
Total	(754)	(1,440)	(1,455)

Notes
(a)
Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described below.

The result comprises the net effect of:

1
The accounting value movements on the variable and fixed index annuity guarantee liabilities. This includes:
–
The Guaranteed Minimum Death Benefit (GMDB), and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are measured under the US GAAP basis applied for IFRS in a way that is substantially insensitive to the effect of current period equity market and interest rate changes; and
–
The ‘not for life’ portion of GMWB embedded derivative liabilities which are required to be measured under IAS 39 using a basis under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.
2
Adjustments in respect of fee assessments and claim payments;
3
Fair value movements on free-standing equity derivatives held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options; and
4
Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

–
The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ US GAAP;
–
The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
–
Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)
Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

–
Fair value movements on free-standing, other than equity-related derivatives;
–
Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
–
Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

–
The fair value movements booked in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
–
Fair value movements on Jackson’s debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
–
The mixed measurement model that applies for the GMIB and its reinsurance.

(c)
Short-term fluctuations related to debt securities

	2017 £m	2016 £m
	Half year	Half year	Full year
Short-term fluctuations relating to debt securities
(Charges) credits in the period:
Losses on sales of impaired and deteriorating bonds	(2)	(87)	(94)
Defaultsnote (v)	-	(6)	(4)
Bond write downs	(1)	(32)	(35)
Recoveries/reversals	7	4	15
Total credits (charges) in the period	4	(121)	(118)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returns	46	42	89
	50	(79)	(29)
Interest-related realised gains:
Arising in the period	23	20	376
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(72)	(59)	(135)
	(49)	(39)	241
Related amortisation of deferred acquisition costs	4	13	(11)
Total short-term fluctuations related to debt securities	5	(105)	201

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit and variations from year to year are included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2017 is based on an average annual risk margin reserve of 21 basis points (half year 2016: 21 basis points; full year 2016: 21 basis points) on average book values of US$55.8 billion (half year 2016: US$56.4 billion; full year 2016: US$56.4 billion) as shown below:

	Half year 2017				Half year 2016				Full year 2016
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	27,848	0.13	(35)	(28)	29,172	0.12	(36)	(25)	29,051	0.12	(36)	(27)
Baa1, 2 or 3	26,601	0.23	(60)	(47)	25,771	0.24	(63)	(44)	25,964	0.24	(62)	(46)
Ba1, 2 or 3	1,052	1.03	(11)	(9)	1,065	1.08	(11)	(8)	1,051	1.07	(11)	(8)
B1, 2 or 3	311	2.75	(9)	(7)	319	3.02	(10)	(7)	312	2.95	(9)	(7)
Below B3	27	3.80	(1)	(1)	41	3.81	(2)	(1)	40	3.81	(2)	(1)
Total	55,839	0.21	(116)	(92)	56,368	0.21	(122)	(85)	56,418	0.21	(120)	(89)

Related amortisation of deferred acquisition costs (see below)			22	17			22	15			23	17
Risk margin reserve charge to operating profit for longer-term credit-related losses			(94)	(75)			(100)	(70)			(97)	(72)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit of £462 million for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (half year 2016: credit of £1,683 million for net unrealised gains; full year 2016: credit of £48 million for net unrealised losses). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

(iii)
UK insurance operations
The positive short-term fluctuations in investment returns for UK insurance operations of £9 million (half year 2016: £246 million; full year 2016: £198 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.
(iv)
Other
The positive short-term fluctuations in investment returns for other operations of £131 million (half year 2016: negative £(192) million; full year 2016: negative £(196) million) include unrealised value movements on financial instruments and foreign exchange items.
(v)
Default losses
The Group incurred no default losses on its shareholder-backed debt securities portfolio for half year 2017 (half year 2016: £(6) million; full year 2016: £(4) million).

B1.3
Determining operating segments and performance measure of operating segments

Operating segments
The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management
– UK	– M&G
– Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–
Profit (loss) attaching to the sold Korea life business including the recycling of the cumulative exchange translation gain on the sold Korea life business from other comprehensive income to the income statement in 2017

.
Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

The determination of operating profit based on longer-term investment returns for investment and liability movements is as described in note B1.3 of the Group’s consolidated financial statements for the year ended 31 December 2016.

For Group debt securities at 30 June 2017, the level of unamortised interest-related realised gains and losses related to previously sold bonds and have yet to be amortised to operating profit was a net gain of £876 million (30 June 2016: net gain of £605 million; 31 December 2016: net gain of £969 million).

For equity-type securities, the longer-term rates of return applied by the non-linked shareholder-financed insurance operations of Asia and the US to determine the amount of investment return included in operating profit are as follows:

–
For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £1,535 million as at 30 June 2017 (30 June 2016: £1,035 million; 31 December 2016: £1,405 million). The rates of return applied for 2017 ranged from 4.7 per cent to 17.2 per cent (30 June 2016: 3.2 per cent to 13.0 per cent; 31 December 2016: 3.2 per cent to 13.9 per cent) with the rates applied varying by business unit.
–
For US insurance operations, at 30 June 2017, the equity-type securities for non-separate account operations amounted to £1,256 million (30 June 2016: £1,115 million; 31 December 2016: £1,323 million). The longer-term rates of return for income and capital applied in 2017 and 2016, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2017	2016
	Half year	Half year	Full year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.2% to 6.5%	5.5% to 5.9%	5.5% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.2% to 8.5%	7.5% to 7.9%	7.5% to 8.5%

B1.4
Additional segmental analysis of revenue

The additional segmental analysis of revenue including those from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2017 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Gross premium earned	7,697	7,997	6,411	-	-	-	-	22,105	-	22,105
Outward reinsurance	(243)	(168)	(536)	-	-	-	-	(947)	-	(947)
Earned premiums, net of reinsurance	7,454	7,829	5,875	-	-	-	-	21,158	-	21,158
Other income from external customers	56	3	89	576	10	371	103	1,208	14	1,222
Total revenue from external customers	7,510	7,832	5,964	576	10	371	103	22,366	14	22,380
Intra-group revenue	-	-	-	88	20	57	128	293	(293)	-
Interest income	485	1,082	1,754	-	30	-	1	3,352	3	3,355
Other investment return	4,315	7,253	5,605	4	47	1	2	17,227	47	17,274
Total revenue, net of reinsurance	12,310	16,167	13,323	668	107	429	234	43,238	(229)	43,009

	Half year 2016 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Gross premium earned	6,116	6,980	5,242	-	-	-	-	18,338	-	18,338
Outward reinsurance	(401)	(162)	(381)	-	-	-	-	(944)	-	(944)
Earned premiums, net of reinsurance	5,715	6,818	4,861	-	-	-	-	17,394	-	17,394
Other income from external customers	32	1	124	463	2	322	85	1,029	56	1,085
Total revenue from external customers	5,747	6,819	4,985	463	2	322	85	18,423	56	18,479
Intra-group revenue	-	-	-	88	16	47	95	246	(246)	-
Interest income	441	992	2,186	2	36	-	1	3,658	-	3,658
Other investment return	2,241	1,537	9,789	4	(67)	(1)	-	13,503	(99)	13,404
Total revenue, net of reinsurance	8,429	9,348	16,960	557	(13)	368	181	35,830	(289)	35,541

	Full year 2016 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Gross premium earned	14,006	14,685	10,290	-	-	-	-	38,981	-	38,981
Outward reinsurance	(648)	(367)	(1,005)	-	-	-	-	(2,020)	-	(2,020)
Earned premiums, net of reinsurance	13,358	14,318	9,285	-	-	-	-	36,961	-	36,961
Other income from external customers	77	4	374	972	19	680	176	2,302	68	2,370
Total revenue from external customers	13,435	14,322	9,659	972	19	680	176	39,263	68	39,331
Intra-group revenue	-	-	-	200	37	103	211	551	(551)	-
Interest income	873	2,149	4,502	15	47	2	2	7,590	57	7,647
Other investment return	2,040	5,461	17,577	1	(41)	-	2	25,040	(176)	24,864
Total revenue, net of reinsurance	16,348	21,932	31,738	1,188	62	785	391	72,444	(602)	71,842

B2
Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

				2017 £m		2016 £m
	M&G	Prudential Capital	US	Eastspring Investments	Half year Total	Half year Total	Full year Total
Revenue (excluding NPH broker-dealer fees)	668	107	124	234	1,133	834	1,876
NPH broker-dealer feesnote (i)	-	-	305	-	305	259	550
Gross revenue	668	107	429	234	1,438	1,093	2,426
Charges (excluding NPH broker-dealer fees)	(395)	(50)	(130)	(180)	(755)	(649)	(1,402)
NPH broker-dealer feesnote (i)	-	-	(305)	-	(305)	(259)	(550)
Gross charges	(395)	(50)	(435)	(180)	(1,060)	(908)	(1,952)
Share of profits from joint ventures and associates, net of related tax	8	-	-	29	37	26	67
Profit before tax	281	57	(6)	83	415	211	541
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	248	6	(6)	83	331	287	589
Short-term fluctuations in investment returns	33	51	-	-	84	(76)	(48)
Profit before tax	281	57	(6)	83	415	211	541

Notes
(i)
NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products.
To reflect their commercial nature, the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.
(ii)
M&G operating profit based on longer-term investment returns:

	2017 £m	2016 £m
	Half year	Half year	Full year
Asset management fee income	491	431	900
Other income	4	9	23
Staff costs	(166)	(133)	(332)
Other costs	(95)	(96)	(212)
Underlying profit before performance-related fees	234	211	379
Share of associate's results	8	5	13
Performance-related fees	6	9	33
M&G operating profit based on longer-term investment returns	248	225	425

The revenue for M&G of £501 million (half year 2016: £449 million; full year 2016: £956 million), comprising the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £668 million shown in the main table of this note. This is because the £501 million (half year 2016: £449 million; full year 2016: £956 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3
Acquisition costs and other expenditure

	2017 £m	2016 £m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,920)	(1,700)	(3,687)
Acquisition costs deferred less amortisation of acquisition costs	399	740	923
Administration costs and other expenditure	(3,055)	(2,451)	(5,522)
Movements in amounts attributable to external unit holders of consolidated investment funds	(754)	(152)	(562)
Total acquisition costs and other expenditure	(5,330)	(3,563)	(8,848)

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(60) million (half year 2016: £(75) million; full year 2016 £(158) million).
B4
Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the half year 2017 results:

(a)
Asia insurance operations
In half year 2017, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £54 million (half year 2016: £42 million; full year 2016: £67 million) representing a small number of non-recurring items.

(b)
UK insurance operations
Annuity business
Allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest used for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

Prudential Retirement Income Limited (PRIL) was the principal company writing the UK’s shareholder-backed annuity business. In the second half of 2016, the business of PRIL was transferred into PAC following a Part VII transfer under the Financial Services and Markets Act 2000

The IFRS credit risk allowance made for the ex-PRIL UK shareholder-backed fixed and linked annuity business equated to 43 basis points at 30 June 2017 (30 June 2016 and 31 December 2016: 43 basis points). The allowance represented 28 per cent of the bond spread over swap rates (30 June 2016: 23 per cent; 31 December 2016: 26 per cent).

The reserves for credit risk allowance at 30 June 2017 for the UK shareholder-backed business (both for ex-PRIL and the legacy PAC shareholder annuity business) were £1.7 billion (30 June 2016: £ 1.8 billion; 31 December 2016: £1.7 billion).

Longevity reinsurance and other management actions
A number of management actions were taken in the first half of 2017 to improve the solvency position of the UK insurance operations and further mitigate market risk, which have generated combined profits of £188 million. Similar actions were also taken in 2016.

Of this amount £31 million related to profit from additional longevity reinsurance transactions covering £0.6 billion of annuity liabilities on an IFRS basis, with the balance of £157 million reflecting the effect of repositioning the fixed income portfolio and other actions.

The contribution to profit from similar longevity reinsurance and other management actions in 2016 was £140 million for the first half of the year (of which £66 million related to longevity reinsurance transactions covering £1.5 billion of IFRS annuity liabilities)and £332 million for the full year (of which £197 million related to longevity reinsurance transactions covering £5.4 billion of IFRS annuity liabilities).

At 30 June 2017, longevity reinsurance covered £14.8 billion of IFRS annuity liabilities equivalent to 44 per cent of total annuity liabilities (30 June 2016: £10.7 billion, 32 per cent; 31 December 2016: £14.4 billion, 42 per cent).

Review of past annuity sales
Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The review commenced in 2017 and is expected to last a period of three years. A provision of £175 million was established at 31 December 2016 to cover the costs of undertaking the review and any potential redress. Other than to cover the small amount of costs incurred in the period, no change has been made to this provision as at 30 June 2017. The ultimate amount that will be expended by the Group on the review remains uncertain. Although the Group’s professional indemnity insurance may mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored in the provision, in accordance with the requirements of IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

B5
Tax charge

(a)
Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2017 £m			2016 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
UK tax	(240)	(66)	(306)	(229)	(764)
Overseas tax	(187)	(209)	(396)	(40)	(527)
Total tax charge	(427)	(275)	(702)	(269)	(1,291)

The current tax charge of £427 million includes £37 million (half year 2016: £27 million; full year 2016: £53 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either: (i) 5 per cent of the net insurance premium; or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2017 £m			2016 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
Tax (charge) to policyholders' returns	(247)	(146)	(393)	(292)	(937)
Tax (charge) credit attributable to shareholders	(180)	(129)	(309)	23	(354)
Total tax (charge)	(427)	(275)	(702)	(269)	(1,291)

The principal reason for the increase in the tax charge attributable to policyholders’ returns compared to half year 2016 is an increase on investment return in the with-profits fund in the UK insurance operations. The principal reason for the increase in the tax charge attributable to shareholders’ returns compared to half year 2016 is a reduction in the deferred tax credit on derivative fair value movements in the US insurance operations.

(b)
Reconciliation of effective tax rate
In the reconciliation below, the expected tax rates reflect the corporate income tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result. In the column ‘Attributable to policyholders’, the 100 per cent expected tax rate is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses and on an after tax basis, the effect of which leaves the profit equal to the tax charge.

	Half year 2017 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit (loss) based on longer-term investment returns	870	1,079	497	(88)	2,358	n/a	n/a
Non-operating profit (loss)	98	(782)	9	131	(544)	n/a	n/a
Profit before tax	968	297	506	43	1,814	393	2,207
Expected tax rate	20%	35%	19%	19%	22%	100%	36%
Tax at the expected rate	194	104	96	8	402	393	795
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(18)	(10)		(3)	(31)		(31)
Deductions not allowable for tax purposes	8		5	5	18		18
Items related to taxation of life insurance businesses	(43)	(85)	(2)		(130)		(130)
Deferred tax adjustments	4		(1)		3		3
Effect of results of joint ventures and associates	(11)			(9)	(20)		(20)
Irrecoverable withholding taxes				29	29		29
Other		4	2	4	10		10
Total	(60)	(91)	4	26	(121)	-	(121)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years		10	(5)	(1)	4		4
Movements in provisions for open tax matters	7	25			32		32
Cumulative exchange gains on the sold Korea life business recycled from other comprehensive income	(8)				(8)		(8)
Total	(1)	35	(5)	(1)	28	-	28

Total actual tax charge	133	48	95	33	309	393	702
Analysed into:
Tax on operating profit based on longer-term investment returns	141	322	92	8	563	n/a	n/a
Tax on non-operating profit	(8)	(274)	3	25	(254)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	30%	19%	(9)%	24%	n/a	n/a
Excluding non-recurring tax reconciling items	15%	27%	20%	(10)%	22%	n/a	n/a
Total profit	14%	16%	19%	77%	17%	100%	32%

The more significant reconciling items are explained below:

Asia insurance operations
The £18 million reconciling item ‘income not taxable or taxable at concessionary rates’ primarily reflects income not subject to the full rate of corporate tax in Malaysia, Singapore and Taiwan.

The £43 million reconciling item ‘items related to taxation of life insurance businesses’ reflects where the basis of tax is not the accounting profits, primarily in:

–
Hong Kong where the taxable profit is based on the net insurance premiums; and
–
Indonesia and Philippines where investment income is subject to withholding tax at source and no further corporation tax.

The £11 million reconciling item ‘effect of results of the joint ventures and associates’ arises from the accounting requirement for inclusion in the profit before tax of Prudential’s share of the profits after tax from the joint ventures and associates, with no equivalent item included in Prudential’s tax charge.

The £8 million reconciling item ‘cumulative exchange gain on the sold Korea life business recycled from other comprehensive income’ reflects the non-taxable exchange gain arising on the Korea life business previously taken through other comprehensive income on a period-by-period basis recycled through the income statement following the sale of the business.

US insurance operations
The £85 million reconciling item ‘items related to taxation of life insurance businesses’ reflects the impact of the dividend received deduction on the taxation of profits from the variable annuity business.

UK insurance operations
There are no significant reconciling items or significant movements from half year 2016.

Other operations
The £29 million reconciling item ‘irrecoverable withholding taxes’ relates to withholding tax suffered on distributions from group companies which cannot be recovered against other taxes paid. Other operations comprise the Group’s asset management businesses and central operations.

	Half year 2016* £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit (loss) based on longer-term investment returns*	667	888	492	(3)	2,044	n/a	n/a
Non-operating profit (loss)	37	(1,471)	246	(192)	(1,380)	n/a	n/a
Profit (loss) before tax	704	(583)	738	(195)	664	292	956
Expected tax rate	21%	35%	20%	20%	8%	100%	36%
Tax at the expected rate	148	(204)	148	(39)	53	292	345
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(14)	(5)	(16)	(3)	(38)		(38)
Deductions not allowable for tax purposes	8	2	6	2	18		18
Items related to taxation of life insurance businesses	(10)	(60)	(1)	-	(71)		(71)
Deferred tax adjustments	(1)	-	3	(3)	(1)		(1)
Effect of results of joint ventures and associates	(10)	-	-	(7)	(17)		(17)
Irrecoverable withholding taxes	-	-	-	20	20		20
Other	3	-	(2)	16	17		17
Total	(24)	(63)	(10)	25	(72)	-	(72)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(3)	-	(2)	(4)		(4)
Total	1	(3)	-	(2)	(4)	-	(4)

Total actual tax charge (credit)	125	(270)	138	(16)	(23)	292	269
Analysed into:
Tax on operating profit based on longer-term investment returns	116	245	101	13	475	n/a	n/a
Tax on non-operating profit	9	(515)	37	(29)	(498)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	17%	28%	21%	(433)%	23%	n/a	n/a
Excluding non-recurring tax reconciling items	17%	28%	21%	(500)%	23%	n/a	n/a
Total profit	18%	46%	19%	8%	(3)%	100%	28%
*
Following its sale in May 2017, the half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business. This approach is consistent with that applied at full year 2016.

	Full year 2016 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit (loss) based on longer-term investment returns	1,503	2,052	828	(127)	4,256	n/a	n/a
Non-operating (loss) profit	(460)	(1,523)	198	(196)	(1,981)	n/a	n/a
Profit (loss) before tax	1,043	529	1,026	(323)	2,275	937	3,212
Expected tax rate	22%	35%	20%	19%	25%	100%	47%
Tax at the expected rate	229	185	205	(61)	558	937	1,495
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(28)	(18)	(12)	(9)	(67)		(67)
Deductions not allowable for tax purposes	19	8	7	26	60		60
Items related to taxation of life insurance businesses	(20)	(159)	(1)	-	(180)		(180)
Deferred tax adjustments	(11)	-	2	(14)	(23)		(23)
Effect of results of joint ventures and associates	(29)	-	-	(17)	(46)		(46)
Irrecoverable withholding taxes	-	-	-	36	36		36
Other	-	-	1	(6)	(5)		(5)
Total	(69)	(169)	(3)	16	(225)	-	(225)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(81)	(7)	5	(82)		(82)
Movements in provisions for open tax matters	20	-	-	31	51		51
Impact of changes in local statutory tax rates	-	-	(5)	(1)	(6)		(6)
Write down of Korea life business	58	-	-	-	58		58
Total	79	(81)	(12)	35	21	-	21

Total actual tax charge (credit)	239	(65)	190	(10)	354	937	1,291
Analysed into:
Tax on operating profit based on longer-term investment returns	254	468	160	12	894	n/a	n/a
Tax on non-operating profit	(15)	(533)	30	(22)	(540)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	17%	23%	19%	(9)%	21%	n/a	n/a
Excluding non-recurring tax reconciling items	16%	27%	21%	18%	22%	n/a	n/a
Total profit	23%	(12)%	19%	3%	16%	100%	40%

The full year 2016 expected and actual tax rates as shown includes the impact of the re-measurement loss on the held for sale Korea life business. The full year 2016 tax rates for Asia insurance operations and attributable to shareholders, excluding the impact of the held for sale Korea life business, are as follows:

	Asia insurance	Attributable to shareholders
Expected tax rate on total profit	22%	24%
Actual tax rate
Operating profit based on longer-term investment returns	17%	21%
Total profit	19%	14%

B6
Earnings per share

		Half year 2017
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,358	(563)	1,795	70.0p	69.9p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(573)	248	(325)	(12.7)p	(12.7)p
Amortisation of acquisition accounting adjustments		(32)	6	(26)	(1.0)p	(1.0)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income		61	-	61	2.4p	2.4p
Based on profit for the period		1,814	(309)	1,505	58.7p	58.6p

		Half year 2016*
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,044	(475)	1,569	61.3p	61.2p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,385)	496	(889)	(34.7)p	(34.7)p
Amortisation of acquisition accounting adjustments		(35)	11	(24)	(0.9)p	(0.9)p
Profit attaching to held for sale Korea life business	D1	40	(9)	31	1.2p	1.2p
Based on profit for the period		664	23	687	26.9p	26.8p
*
Following its sale in May 2017, the half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business. This approach is consistent with that applied at full year 2016.

		Full year 2016
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		4,256	(894)	3,362	131.3p	131.2p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,678)	519	(1,159)	(45.3)p	(45.2)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Loss attaching to held for sale Korea life business	D1	(227)	(4)	(231)	(9.0)p	(9.0)p
Based on profit for the year		2,275	(354)	1,921	75.0p	75.0p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	Half year 2017	Half year 2016	Full year 2016
Weighted average number of shares for calculation of:	(millions)	(millions)	(millions)
Basic earnings per share	2,565	2,558	2,560
Diluted earnings per share	2,567	2,559	2,562

B7
Dividends

	Half year 2017		Half year 2016		Full year 2016
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
First interim ordinary dividend	14.50p	375	12.93p	333	12.93p	333
Second interim ordinary dividend	-	-	-	-	30.57p	789
Total	14.50p	375	12.93p	333	43.50p	1,122
Dividends paid in reporting period:
Current year first interim ordinary dividend	-	-	-	-	12.93p	332
Second interim ordinary dividend for prior year	30.57p	786	26.47p	679	26.47p	679
Special dividend for prior year	-	-	10.00p	256	10.00p	256
Total	30.57p	786	36.47p	935	49.40p	1,267

Dividend per share
The second interim dividend of 30.57 pence per ordinary share for the year ended 31 December 2016 was paid to eligible shareholders on 19 May 2017.

The 2017 first interim dividend of 14.50 pence per ordinary share will be paid on 28 September 2017 in sterling to shareholders on the principal (UK) register and the Irish branch register at 6.00pm BST on 25 August 2017 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 August 2017. Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 5 October 2017. The exchange rate at which the dividend payable to the US Shareholders will be translated into US dollars will be determined by the depositary agent. The first interim dividend will be paid on or about 5 October 2017 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The exchange rate at which the dividend payable to the SG Shareholders will be translated from Hong Kong dollars into Singapore dollars, will be determined by CDP.

Shareholders on the principal (UK) register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C
BALANCE SHEET NOTES

C1
Analysis of Group statement of financial position by segment

To explain the assets, liabilities and capital of the Group’s businesses more comprehensively, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

	30 Jun 2017 £m										30 Jun 2016 £m	31 Dec 2016 £m
	Insurance operations			Asset management				Unallo- cated to a segment (central opera- tions)	Elimin- ation of intra- group debtors and creditors	Group Total	Group Total	Group Total
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments
By operating segment	C2.1	C2.2	C2.3
Assets
GoodwillC5(a)	245	-	26	1,153	-	16	61	-	-	1,501	1,677	1,628
Deferred acquisition costs and other intangible assets C5(b)	2,340	8,187	168	6	-	5	4	47	-	10,757	9,594	10,807
Property, plant and equipment	119	224	344	4	-	8	3	25	-	727	1,214	743
Reinsurers' share of insurance contract liabilities	1,680	6,740	2,560	-	-	-	-	-	(1,271)	9,709	9,470	10,051
Deferred tax assetsC7	85	3,678	127	20	7	130	8	50	-	4,105	3,771	4,315
Current tax recoverable	30	348	311	-	5	6	-	70	(70)	700	554	440
Accrued investment income	565	493	1,650	7	23	76	32	41	-	2,887	2,764	3,153
Other debtors	2,598	260	2,796	1,000	758	73	62	5,418	(9,548)	3,417	3,505	3,019
Investment properties	5	6	15,207	-	-	-	-	-	-	15,218	13,940	14,646
Investment in joint ventures and associates accounted for using the equity method	714	-	405	39	-	-	135	-	-	1,293	1,135	1,273
LoansC3.3	1,307	9,497	5,784	-	364	-	-	-	-	16,952	14,215	15,173
Equity securities and portfolio holdings in unit trusts	26,753	125,059	58,398	111	-	-	19	97	-	210,437	176,037	198,552
Debt securitiesC3.2	39,061	38,029	91,302	-	2,381	-	-	20	-	170,793	168,367	170,458
Derivative assets	102	906	2,676	-	101	-	-	4	-	3,789	5,495	3,936
Other investments	-	932	4,614	16	-	4	-	-	-	5,566	4,845	5,465
Deposits	1,243	-	11,843	-	-	18	44	205	-	13,353	14,181	12,185
Assets held for sale	-	-	33	-	-	-	-	-	-	33	30	4,589
Cash and cash equivalents	1,786	1,194	4,565	350	1,451	276	156	115	-	9,893	8,530	10,065
Total assets	78,633	195,553	202,809	2,706	5,090	612	524	6,092	(10,889)	481,130	439,324	470,498

Total equity	5,181	5,011	6,227	1,868	61	202	382	(3,482)	-	15,450	14,606	14,667
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)C4.1	59,619	177,779	162,853	-	-	-	-	-	(1,271)	398,980	362,510	388,996
Unallocated surplus of with-profits fundsC4.1	3,003	-	12,087	-	-	-	-	-	-	15,090	13,597	14,317
Core structural borrowings of shareholder-financed operationsC6.1	-	192	-	-	275	-	-	6,147	-	6,614	5,966	6,798
Operational borrowings attributable to shareholder-financed operations C6.2(a)	20	453	147	52	-	-	-	1,424	-	2,096	2,798	2,317
Borrowings attributable to with-profits operationsC6.2(b)	20	-	3,316	-	-	-	-	-	-	3,336	1,427	1,349
Obligations under funding, securities lending and sale and repurchase agreements	-	4,518	1,890	-	-	-	-	-	-	6,408	4,963	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,541	-	5,036	-	-	-	-	-	-	8,577	8,770	8,687
Deferred tax liabilitiesC7	1,021	2,981	1,646	21	-	2	1	11	-	5,683	5,397	5,370
Current tax liabilities	162	58	451	37	20	2	13	70	(70)	743	566	649
Accruals, deferred income and other liabilities	5,804	4,517	7,035	547	4,208	406	75	1,480	(9,548)	14,524	12,915	13,825
Provisions	138	1	350	181	-	-	53	36	-	759	467	947
Derivative liabilities	124	43	1,771	-	526	-	-	406	-	2,870	5,342	3,252
Liabilities held for sale	-	-	-	-	-	-	-	-	-	-	-	4,293
Total liabilities	73,452	190,542	196,582	838	5,029	410	142	9,574	(10,889)	465,680	424,718	455,831
Total equity and liabilities	78,633	195,553	202,809	2,706	5,090	612	524	6,092	(10,889)	481,130	439,324	470,498

Notes
(i)
£409 million (30 June 2016: £910 million; 31 December 2016: £413 million) of the property, plant and equipment of £727 million (30 June 2016: £1,214 million; 31 December 2016: £743 million) was held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture funds and other investment purposes of the PAC with-profits fund. The Group made additions to property, plant and equipment of £120 million during the period (30 June 2016: £128 million; 31 December 2016: £348 million).
(ii)
Reinsurers’ share of contract liabilities relate primarily to the reinsurance ceded in respect of the acquired REALIC business by the Group’s US insurance operations.
(iii)
Within other debtors are premiums receivable of £432 million (30 June 2016: £467 million; 31 December 2016: £498 million) of which 77 per cent are due within one year. The remaining 23 per cent is due after one year.
(iv)
Within ‘Accruals, deferred income and other liabilities’ of £14,524 million (30 June 2016: £12,915 million; 31 December 2016: £13,825 million) is an amount of £8,575 million (30 June 2016: £7,506 million; 31 December 2016: £9,873 million) that is due within one year.

C2
Analysis of segment statement of financial position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1
Asia insurance operations

		2017 £m				2016 £m
		With-profits business	Unit-linked assets and liabilities	Other business	30 Jun Total	30 Jun Total	31 Dec Total
	Note
Assets
Goodwill		-	-	245	245	258	245
Deferred acquisition costs and other intangible assets		31	-	2,309	2,340	2,356	2,316
Property, plant and equipment		82	-	37	119	88	121
Reinsurers' share of insurance contract liabilities		50	-	1,630	1,680	1,564	1,539
Deferred tax assets		-	-	85	85	92	98
Current tax recoverable		-	-	30	30	38	29
Accrued investment income		253	60	252	565	570	521
Other debtors		1,847	189	562	2,598	3,229	2,633
Investment properties		-	-	5	5	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	714	714	525	688
Loans	C3.3	702	-	605	1,307	1,278	1,303
Equity securities and portfolio holdings in unit trusts		12,821	12,397	1,535	26,753	22,631	23,581
Debt securities	C3.2	23,398	3,442	12,221	39,061	35,519	36,546
Derivative assets		58	3	41	102	79	47
Deposits		307	393	543	1,243	912	1,379
Assets held for sale		-	-	-	-	-	3,863
Cash and cash equivalents		733	234	819	1,786	2,010	1,995
Total assets		40,282	16,718	21,633	78,633	71,154	76,909
Total equity		-	-	5,181	5,181	4,874	4,993
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(b)	31,549	15,326	12,744	59,619	53,437	55,018
Unallocated surplus of with-profits funds	C4.1(b)	3,003	-	-	3,003	2,351	2,667
Operational borrowings attributable to shareholder-financed operations		-	13	7	20	11	19
Borrowings attributable to with-profits operations		20	-	-	20	6	4
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,114	1,201	226	3,541	3,379	3,093
Deferred tax liabilities		705	38	278	1,021	905	935
Current tax liabilities		64	-	98	162	109	113
Accruals, deferred income and other liabilities		2,667	138	2,999	5,804	5,838	5,887
Provisions		48	-	90	138	115	157
Derivative liabilities		112	2	10	124	129	265
Liabilities held for sale		-	-	-	-	-	3,758
Total liabilities		40,282	16,718	16,452	73,452	66,280	71,916
Total equity and liabilities		40,282	16,718	21,633	78,633	71,154	76,909

Note
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating businesses are included in the column for 'Other business'.

C2.2
US insurance operations

		2017 £m			2016 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total	30 Jun Total	31 Dec Total
	Note
Assets
Deferred acquisition costs and other intangible assets		-	8,187	8,187	7,081	8,323
Property, plant and equipment		-	224	224	213	237
Reinsurers' share of insurance contract liabilities		-	6,740	6,740	6,859	7,224
Deferred tax assets		-	3,678	3,678	3,369	3,861
Current tax recoverable		-	348	348	254	95
Accrued investment income		-	493	493	520	549
Other debtors		-	260	260	18	295
Investment properties		-	6	6	5	6
Loans	C3.3	-	9,497	9,497	8,504	9,735
Equity securities and portfolio holdings in unit trusts		124,735	324	125,059	104,124	120,747
Debt securities	C3.2	-	38,029	38,029	41,143	40,745
Derivative assets		-	906	906	1,608	834
Other investments		-	932	932	895	987
Cash and cash equivalents		-	1,194	1,194	1,056	1,054
Total assets		124,735	70,818	195,553	175,649	194,692
Total equity		-	5,011	5,011	5,056	5,204
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(c)	124,735	53,044	177,779	159,155	177,626
Core structural borrowings of shareholder-financed operations		-	192	192	186	202
Operational borrowings attributable to shareholder-financed operations		-	453	453	70	480
Obligations under funding, securities lending and sale and repurchase agreements		-	4,518	4,518	3,144	3,534
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		-	-	-	23	-
Deferred tax liabilities		-	2,981	2,981	3,204	2,831
Current tax liabilities		-	58	58	-	-
Accruals, deferred income and other liabilities		-	4,517	4,517	4,385	4,749
Provisions		-	1	1	5	2
Derivative liabilities		-	43	43	421	64
Total liabilities		124,735	65,807	190,542	170,593	189,488
Total equity and liabilities		124,735	70,818	195,553	175,649	194,692

C2.3
UK insurance operations

		2017 £m					2016 £m
			Other funds and subsidiaries
		With-profits sub-funds	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
By operating segment	Note	note (i)
Assets
Goodwill		26	-	-	-	26	189	153
Deferred acquisition costs and other intangible assets		82	-	86	86	168	89	107
Property, plant and equipment		327	-	17	17	344	866	343
Reinsurers' share of insurance contract liabilities		1,308	135	1,117	1,252	2,560	2,362	2,590
Deferred tax assets		73	-	54	54	127	139	146
Current tax recoverable		179	-	132	132	311	256	283
Accrued investment income		1,040	93	517	610	1,650	1,518	1,915
Other debtors		1,895	224	677	901	2,796	2,778	2,447
Investment properties		12,962	650	1,595	2,245	15,207	13,930	14,635
Investment in joint ventures and associates accounted for using the equity method		405	-	-	-	405	462	409
Loans	C3.3	4,036	-	1,748	1,748	5,784	3,616	3,572
Equity securities and portfolio holdings in unit trusts		43,023	15,339	36	15,375	58,398	49,150	54,037
Debt securities	C3.2	49,165	6,743	35,394	42,137	91,302	89,114	90,796
Derivative assets		2,183	3	490	493	2,676	3,563	2,927
Other investments		4,608	5	1	6	4,614	3,926	4,449
Deposits		9,542	968	1,333	2,301	11,843	13,184	10,705
Assets held for salenote (ii)		33	-	-	-	33	30	726
Cash and cash equivalents		3,230	762	573	1,335	4,565	3,445	4,703
Total assets		134,117	24,922	43,770	68,692	202,809	188,617	194,943
Total equity		-	-	6,227	6,227	6,227	6,163	5,999
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(d)	106,362	22,917	33,574	56,491	162,853	151,233	157,654
Unallocated surplus of with-profits funds	C4.1(d)	12,087	-	-	-	12,087	11,246	11,650
Operational borrowings attributable to shareholder-financed operations		-	4	143	147	147	163	167
Borrowings attributable to with-profits operations		3,316	-	-	-	3,316	1,421	1,345
Obligations under funding, securities lending and sale and repurchase agreements		1,216	-	674	674	1,890	1,619	1,497
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,152	1,856	28	1,884	5,036	5,368	5,594
Deferred tax liabilities		1,354	-	292	292	1,646	1,253	1,577
Current tax liabilities		246	68	137	205	451	363	447
Accruals, deferred income and other liabilities		5,604	76	1,355	1,431	7,035	5,896	6,176
Provisions		62	-	288	288	350	156	442
Derivative liabilities		718	1	1,052	1,053	1,771	3,736	1,860
Liabilities held for salenote (ii)		-	-	-	-	-	-	535
Total liabilities		134,117	24,922	37,543	62,465	196,582	182,454	188,944
Total equity and liabilities		134,117	24,922	43,770	68,692	202,809	188,617	194,943

Notes
(i)
Includes the Scottish Amicable Insurance Fund which, at 30 June 2017, has total assets and liabilities of £5,943 million (30 June 2016: £6,282 million; 31 December 2016: £6,101 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £10.9 billion (30 June 2016: £11.3 billion; 31 December 2016: £11.2 billion) of non-profits annuities liabilities.
(ii)
The assets and liabilities held for sale for the UK insurance operations comprise the investment properties and consolidated private equity investments of the PAC with-profits fund, for which the sales had been agreed but not yet completed at the period end.

C3
Assets and liabilities - classification and measurement

C3.1
Group assets and liabilities – measurement

(a)
Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of financial liabilities (other than derivative financial instruments) and borrowings that are carried at fair value through profit or loss is determined using discounted cash flows of the amounts expected to be paid.

(b)
Fair value hierarchy of financial instruments measured at fair value on recurring basis
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the financial instruments carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	30 Jun 2017 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Loans	-	-	1,906	1,906
Equity securities and portfolio holdings in unit trusts	51,136	4,282	426	55,844
Debt securities	28,122	44,145	296	72,563
Other investments (including derivative assets)	73	3,310	3,464	6,847
Derivative liabilities	(79)	(752)	-	(831)
Total financial investments, net of derivative liabilities	79,252	50,985	6,092	136,329
Percentage of total	58%	38%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	152,050	399	23	152,472
Debt securities	5,243	4,943	-	10,186
Other investments (including derivative assets)	4	3	4	11
Derivative liabilities	(2)	-	-	(2)
Total financial investments, net of derivative liabilities	157,295	5,345	27	162,667
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	309	2,594	2,903
Equity securities and portfolio holdings in unit trusts	2,104	7	10	2,121
Debt securities	21,525	66,233	286	88,044
Other investments (including derivative assets)	(25)	1,526	996	2,497
Derivative liabilities	(1)	(1,576)	(460)	(2,037)
Total financial investments, net of derivative liabilities	23,603	66,499	3,426	93,528
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	309	4,500	4,809
Equity securities and portfolio holdings in unit trusts	205,290	4,688	459	210,437
Debt securities	54,890	115,321	582	170,793
Other investments (including derivative assets)	52	4,839	4,464	9,355
Derivative liabilities	(82)	(2,328)	(460)	(2,870)
Total financial investments, net of derivative liabilities	260,150	122,829	9,545	392,524
Investment contract liabilities without discretionary participation features held at fair value	-	(17,166)	-	(17,166)
Borrowings attributable to with-profits operations	-	-	(1,816)	(1,816)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,719)	(2,421)	(437)	(8,577)
Other financial liabilities held at fair value	-	(394)	(2,766)	(3,160)
Total financial instruments at fair value	254,431	102,848	4,526	361,805
Percentage of total	70%	29%	1%	100%

	30 Jun 2016 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Equity securities and portfolio holdings in unit trusts	38,596	3,969	630	43,195
Debt securities	24,430	42,741	662	67,833
Other investments (including derivative assets)	103	3,157	3,674	6,934
Derivative liabilities	(192)	(2,536)	-	(2,728)
Total financial investments, net of derivative liabilities	62,937	47,331	4,966	115,234
Percentage of total	55%	41%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	130,977	401	27	131,405
Debt securities	4,956	5,059	-	10,015
Other investments (including derivative assets)	11	38	5	54
Derivative liabilities	(19)	(51)	-	(70)
Total financial investments, net of derivative liabilities	135,925	5,447	32	141,404
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	259	2,448	2,707
Equity securities and portfolio holdings in unit trusts	1,402	1	34	1,437
Debt securities	23,379	66,823	317	90,519
Other investments (including derivative assets)	-	2,369	983	3,352
Derivative liabilities	-	(2,064)	(480)	(2,544)
Total financial investments, net of derivative liabilities	24,781	67,388	3,302	95,471
Percentage of total	26%	71%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	259	2,448	2,707
Equity securities and portfolio holdings in unit trusts	170,975	4,371	691	176,037
Debt securities	52,765	114,623	979	168,367
Other investments (including derivative assets)	114	5,564	4,662	10,340
Derivative liabilities	(211)	(4,651)	(480)	(5,342)
Total financial investments, net of derivative liabilities	223,643	120,166	8,300	352,109
Investment contract liabilities without discretionary participation features held at fair value	-	(16,178)	-	(16,178)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,275)	(2,427)	(1,068)	(8,770)
Other financial liabilities held at fair value	-	(375)	(2,616)	(2,991)
Total financial instruments at fair value	218,368	101,186	4,616	324,170
Percentage of total	67%	31%	2%	100%

	31 Dec 2016 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Loans	-	-	27	27
Equity securities and portfolio holdings in unit trusts	45,181	3,669	690	49,540
Debt securities	26,227	43,880	690	70,797
Other investments (including derivative assets)	58	3,357	3,443	6,858
Derivative liabilities	(51)	(1,025)	-	(1,076)
Total financial investments, net of derivative liabilities	71,415	49,881	4,850	126,146
Percentage of total	56%	40%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	146,637	374	22	147,033
Debt securities	5,136	4,462	-	9,598
Other investments (including derivative assets)	6	8	5	19
Derivative liabilities	(4)	(24)	-	(28)
Total financial investments, net of derivative liabilities	151,775	4,820	27	156,622
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	276	2,672	2,948
Equity securities and portfolio holdings in unit trusts	1,966	3	10	1,979
Debt securities	21,896	67,915	252	90,063
Other investments (including derivative assets)	-	1,492	1,032	2,524
Derivative liabilities	(9)	(1,623)	(516)	(2,148)
Total financial investments, net of derivative liabilities	23,853	68,063	3,450	95,366
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	276	2,699	2,975
Equity securities and portfolio holdings in unit trusts	193,784	4,046	722	198,552
Debt securities	53,259	116,257	942	170,458
Other investments (including derivative assets)	64	4,857	4,480	9,401
Derivative liabilities	(64)	(2,672)	(516)	(3,252)
Total financial investments, net of derivative liabilities	247,043	122,764	8,327	378,134
Investment contract liabilities without discretionary participation features held at fair value	-	(16,425)	-	(16,425)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,217)	(3,587)	(883)	(8,687)
Other financial liabilities held at fair value	-	(385)	(2,851)	(3,236)
Total financial instruments at fair value	242,826	102,367	4,593	349,786
Percentage of total	70%	29%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £37,936 million (30 June 2016: £41,045 million; 31 December 2016: £40,645 million) of debt securities classified as available-for-sale.

The Korea life business was classified as held for sale in the second half of 2016, with the sale completed in May 2017. Accordingly, the financial instruments shown above only included the assets and liabilities of Korea life business as at 30 June 2016 (prior to its classification as held for sale). The assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a net financial instruments balance of £3,200 million, primarily for equity securities and debt securities. Of this amount, £2,763 million was classified as level 1 and £437 million as level 2.

(c)
           Valuation approach for level 2 fair valued financial instruments
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued financial instruments please refer to note C3.1 of the Group’s consolidated financial statements for the year ended 31 December 2016.

Of the total level 2 debt securities of £115,321 million at 30 June 2017 (30 June 2016: £114,623 million; 31 December 2016: £116,257 million), £13,596 million are valued internally (30 June 2016: £11,867 million; 31 December 2016: £12,708 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)
Fair value measurements for level 3 fair valued financial instruments
Reconciliation of movements in level 3 financial instruments measured at fair value
The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2017 to that presented at 30 June 2017.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

	£m
Half year 2017	At 1 Jan 2017	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2017
Loans	2,699	96	(132)	1,879	-	(70)	28	-	-	4,500
Equity securities and portfolio holdings in unit trusts	722	(17)	(2)	175	(418)	-	-	-	(1)	459
Debt securities	942	2	(11)	142	(471)	-	-	-	(22)	582
Other investments (including derivative assets)	4,480	84	(64)	191	(227)	-	-	-	-	4,464
Derivative liabilities	(516)	56	-	-	-	-	-	-	-	(460)
Total financial investments, net of derivative liabilities	8,327	221	(209)	2,387	(1,116)	(70)	28	-	(23)	9,545
Borrowings attributable to with-profits operations	-	2	-	-	-	-	(1,818)	-	-	(1,816)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(883)	(357)	-	-	(167)	1,017*	(47)	-	-	(437)
Other financial liabilities	(2,851)	(96)	141	-	(1)	73	(32)	-	-	(2,766)
Total financial instruments at fair value	4,593	(230)	(68)	2,387	(1,284)	1,020	(1,869)	-	(23)	4,526

Half year 2016	At 1 Jan 2016	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2016
Loans	2,183	79	227	-	-	(64)	23	-	-	2,448
Equity securities and portfolio holdings in unit trusts	607	(13)	11	81	(4)	-	-	9	-	691
Debt securities	778	66	7	120	(17)	-	-	30	(5)	979
Other investments (including derivative assets)	4,276	184	265	377	(473)	-	-	33	-	4,662
Derivative liabilities	(353)	(127)	-	-	-	-	-	-	-	(480)
Total financial investments, net of derivative liabilities	7,491	189	510	578	(494)	(64)	23	72	(5)	8,300
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,036)	24	(2)	-	1	62*	(117)	-	-	(1,068)
Other financial liabilities	(2,347)	(84)	(243)	-	-	99	(41)	-	-	(2,616)
Total financial instruments at fair value	4,108	129	265	578	(493)	97	(135)	72	(5)	4,616

Full year 2016	At 1 Jan 2016	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec 2016
Loans	2,183	2	427	-	-	(123)	210	-	-	2,699
Equity securities and portfolio holdings in unit trusts	607	59	(20)	153	(133)	(9)	-	65	-	722
Debt securities	778	85	11	185	(75)	(37)	-	-	(5)	942
Other investments (including derivative assets)	4,276	359	443	720	(1,002)	-	-	73	(389)	4,480
Derivative liabilities	(353)	(163)	-	-	-	-	-	-	-	(516)
Total financial investments, net of derivative liabilities	7,491	342	861	1,058	(1,210)	(169)	210	138	(394)	8,327
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,036)	(18)	(2)	-	24	271*	(122)	-	-	(883)
Other financial liabilities	(2,347)	(4)	(457)	-	-	259	(302)	-	-	(2,851)
Total financial instruments at fair value	4,108	320	402	1,058	(1,186)	361	(214)	138	(394)	4,593
*
Includes distributions to third party investors by subsidiaries held by the UK with-profits funds for investment purposes. These distributions vary period to period depending on the maturity of the subsidiaries and the gains realised by those entities in the period.

Of the total net gains and losses in the income statement of £(230) million (30 June 2016: £129 million; 31 December 2016: £320 million), £(234) million (30 June 2016: £92 million; 31 December 2016: £242 million) relates to net unrealised (losses) gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec

Equity securities	21	(14)	8
Debt securities	2	65	71
Other investments	42	149	182
Derivative liabilities	56	(127)	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2	23	(18)
Other financial liabilities	(357)	(4)	(1)
Total	(234)	92	242

Valuation approach for level 3 fair valued financial instruments
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation. For further detail on the valuation approach for level 3 fair valued financial instruments, please refer to note C3.1 of the Group’s consolidated financial statements for the year ended 31 December 2016.

At 30 June 2017, the Group held £4,526 million (30 June 2016: £4,616 million; 31 December 2016: £4,593 million) of net financial instruments at fair value within level 3. This represents 1 per cent (30 June 2016: 2 per cent; 31 December 2016: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

The net financial instruments at fair value within level 3 at 30 June 2017 include £1,906 million of loans and a corresponding £1,816 million of borrowings held by a subsidiary of the Group’s UK with-profits fund, attaching to the acquisition of a portfolio of buy-to-let mortgage loans in half year 2017 financed largely by external third party (non-recourse) borrowings (see note C3.3(c) for further details). The fair value of these loans and the related borrowings is determined by an external valuer using the income approach with the most significant inputs into the valuation being non-observable assumptions on the future level of defaults and prepayments and their effect on cash flows. The discount rate applied is updated to reflect changes in the LIBOR swap rate. The Group’s exposure is limited to the investment held by the UK with-profits fund rather than to the individual loans and borrowings themselves. The fair value movements of these loans and borrowings have no effect on shareholders’ profit and equity.

Included within these amounts were loans of £2,594 million at 30 June 2017 (30 June 2016: £2,448 million; 31 December 2016: £2,672 million), measured as the loan outstanding balance attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,766 million at 30 June 2017 (30 June 2016: £2,616 million; 31 December 2016: £2,851 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(172) million (30 June 2016: £(168) million; 31 December 2016: £(179) million), the level 3 fair valued financial assets net of financial liabilities were £4,698 million (30 June 2016: £4,784 million; 31 December 2016: £4,772 million). Of this amount, a net liability of £(218) million (30 June 2016: net asset of £47 million; 31 December 2016: net asset of £72 million) was internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (30 June 2016: 0.0 per cent; 31 December 2016: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)
Debt securities of £446 million (30 June 2016: £463 million; 31 December 2016: £422 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
(b)
Private equity and venture investments of £176 million (30 June 2016: £1,038 million; 31 December 2016: £956 million) which were valued internally based on management information available for these investments. These investments, in the form of debt and equity securities, were principally held by consolidated investment funds which are managed on behalf of third parties.
(c)
Liabilities of £(437) million (30 June 2016: £(1,045) million; 31 December 2016: £(883) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d)
Derivative liabilities of £(460) million (30 June 2016: £(480) million; 31 December 2016: £(516) million) which are valued internally using standard market practices but are subject to independent assessment against counterparties’ valuations.
(e)
Other sundry individual financial investments of £57 million (30 June 2016: £71 million; 31 December 2016: £93 million).
Of the internally valued net liability referred to above of £(218) million (30 June 2016: net asset of £47 million; 31 December 2016: net asset of £72 million):

(a)
A net liability of £(97) million (30 June 2016: net asset of £303 million; 31 December 2016: net asset of £315 million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b)
A net liability of £(121) million (30 June 2016: net liability of £(256) million; 31 December 2016: net liability of £(243) million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £12 million (30 June 2016: £26 million; 31 December 2016: £24 million), which would increase (reduce) shareholders’ equity by this amount before tax. All this amount passes through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit.

(e)
Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During half year 2017, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £119 million and transfers from level 2 to level 1 of £400 million. These transfers, which primarily relate to debt securities, arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers out of level 3 in half year 2017 were £23 million. These transfers were primarily between levels 3 and 2 for debt securities and other investments. There were no transfers into level 3 in the period.

(f)
Valuation processes applied by the Group
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.2
Debt securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities.

(a)
Credit rating
Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard and Poor’s ratings have been used where available, if this isn’t the case Moody’s and then Fitch have been used as alternatives. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as ‘other’.

	30 Jun 2017 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	3,168	9,722	3,540	3,201	1,789	1,978	23,398
Unit-linked	501	129	526	1,502	323	461	3,442
Non-linked shareholder-backed	1,138	2,758	3,035	2,699	1,645	946	12,221
US
Non-linked shareholder-backed	455	6,739	10,318	13,526	1,046	5,945	38,029
UK
With-profits	5,965	9,872	10,827	12,577	3,481	6,443	49,165
Unit-linked	597	2,871	1,131	1,856	176	112	6,743
Non-linked shareholder-backed	4,481	10,313	10,396	4,036	388	5,780	35,394
Other operations	819	1,275	192	95	14	6	2,401
Total debt securities	17,124	43,679	39,965	39,492	8,862	21,671	170,793

	30 Jun 2016 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	2,894	7,756	3,132	2,982	1,925	1,889	20,578
Unit-linked	420	467	508	1,285	247	500	3,427
Non-linked shareholder-backed	1,013	3,126	2,944	1,961	1,450	1,020	11,514
US
Non-linked shareholder-backed	3,761	6,190	10,137	13,379	888	6,788	41,143
UK
With-profits	4,979	9,416	10,318	13,091	2,972	6,479	47,255
Unit-linked	404	2,488	1,218	2,042	339	97	6,588
Non-linked shareholder-backed	4,190	11,399	9,741	4,571	416	4,954	35,271
Other operations	1,024	1,165	286	112	2	2	2,591
Total debt securities	18,685	42,007	38,284	39,423	8,239	21,729	168,367

	31 Dec 2016 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	3,183	8,522	3,560	2,996	1,887	1,713	21,861
Unit-linked	448	112	525	1,321	494	421	3,321
Non-linked shareholder-backed	1,082	2,435	2,864	2,388	1,680	915	11,364
US
Non-linked shareholder-backed	445	7,932	10,609	13,950	1,009	6,800	40,745
UK
With-profits	5,740	9,746	10,679	12,798	3,289	6,684	48,936
Unit-linked	461	2,660	1,158	1,699	212	87	6,277
Non-linked shareholder-backed	4,238	10,371	10,558	4,515	397	5,504	35,583
Other operations	830	1,190	242	97	10	2	2,371
Total debt securities	16,427	42,968	40,195	39,764	8,978	22,126	170,458

The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as ‘Other’ can be further analysed as follows:

	2017 £m	2016 £m
Asia	30 Jun	30 Jun	31 Dec
Non-linked shareholder-backed
Internally rated
Government bonds	40	207	63
Corporate bonds – rated as investment grade by local external ratings agencies	821	582	757
Other	85	231	95
Total Asia non-linked shareholder-backed	946	1,020	915

			2017 £m	2016 £m
US	Mortgage -backed securities	Other securities	30 Jun Total	30 Jun Total	31 Dec Total
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	1,926	2,018	3,944	4,776	4,759
NAIC 2	10	1,893	1,903	1,868	1,909
NAIC 3-6	7	91	98	144	132
Total US	1,943	4,002	5,945	6,788	6,800
*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

	2017 £m	2016 £m
UK	30 Jun	30 Jun	31 Dec
Internal ratings or unrated
AAA to A-	7,494	6,584	6,939
BBB to B-	3,180	3,284	3,257
Below B- or unrated	1,661	1,662	2,079
Total UK	12,335	11,530	12,275

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at
31 December 2016 in respect of Korea life business included a debt securities balance of £652 million.

(b)
Additional analysis of US insurance operations debt securities

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec

Corporate and government security and commercial loans:
Government	4,884	7,151	5,856
Publicly traded and SEC Rule 144A securities*	24,971	24,894	25,992
Non-SEC Rule 144A securities	4,543	4,302	4,576
Asset backed securities (see note (e))	3,631	4,796	4,321
Total US debt securities**	38,029	41,143	40,745
*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
**
Debt securities for US operations included in the statement of financial position comprise:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
Available-for-sale	37,936	41,045	40,645
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	93	98	100
	38,029	41,143	40,745

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale securities
There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £676 million to a net unrealised gain of £1,157 million as analysed in the table below.

	30 Jun 2017 £m	Foreign exchange translation**	Changes in unrealised appreciation	31 Dec 2016 £m
		Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	8,760			14,617
Unrealised gain (loss)	(306)	22	347	(675)
Fair value (as included in statement of financial position)	8,454			13,942
Assets fair valued at or above book value
Book value*	28,019			25,352
Unrealised gain (loss)	1,463	(72)	184	1,351
Fair value (as included in statement of financial position)	29,482			26,703
Total
Book value*	36,779			39,969
Net unrealised gain (loss)	1,157	(50)	531	676
Fair value (as included in the footnote above in the overview table and the statement of financial position)	37,936			40,645

The available-for-sale debt securities of Jackson are analysed into US Treasuries and other debt securities as follows:

US Treasuries
Book value*	4,415			5,486
Unrealised gain (loss)	(186)	13	213	(412)
Fair value	4,229			5,074
Other debt securities
Book value*	32,364			34,483
Unrealised gain (loss)	1,343	(63)	318	1,088
Fair value	33,707			35,571
Total debt securities
Book value*	36,779			39,969
Net unrealised gain (loss)	1,157	(50)	531	676
Fair value	37,936			40,645
*
Book value represents cost/amortised cost of the debt securities.
**
Translated at the average rate of US$1.2599: £1.00.

(d)
US debt securities classified as available-for-sale in an unrealised loss position
(i)
Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2017 £m		30 Jun 2016 £m		31 Dec 2016 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	7,962	(236)	1,848	(51)	12,326	(405)
Between 80% and 90%	482	(64)	304	(52)	1,598	(259)
Below 80%:
Residential mortgage-backed securities - sub-prime	-	-	-	-	-	-
Commercial mortgage-backed securities	-	-	8	(3)	8	(3)
Other asset-backed securities	10	(6)	9	(7)	9	(8)
Government bonds	-	-	-	-	-	-
Corporates	-	-	19	(6)	1	-
	10	(6)	36	(16)	18	(11)
Total	8,454	(306)	2,188	(119)	13,942	(675)

(ii)
Unrealised loss by maturity of security

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
1 year to 5 years	(5)	(10)	(7)
5 year to 10 years	(48)	(38)	(118)
More than 10 years	(231)	(42)	(510)
Mortgage-backed and other debt securities	(22)	(29)	(40)
Total	(306)	(119)	(675)

(iii)
Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2017 £m			30 Jun 2016 £m			31 Dec 2016 £m
Age analysis	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(1)	(15)	(16)	(2)	(5)	(7)	(3)	(599)	(602)
6 months to 1 year	-	(251)	(251)	(4)	(8)	(12)	-	(2)	(2)
1 year to 2 years	(2)	(1)	(3)	(14)	(46)	(60)	(4)	(27)	(31)
2 year to 3 years	(3)	(12)	(15)	-	-	-	(2)	(1)	(3)
More than 3 years	(1)	(20)	(21)	(3)	(37)	(40)	(2)	(35)	(37)
	(7)	(299)	(306)	(23)	(96)	(119)	(11)	(664)	(675)

Further, the following table shows the age analysis as at 30 June 2017 of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2017 £m		30 Jun 2016 £m		31 Dec 2016 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	-	-	2	-	1	-
3 months to 6 months	-	-	19	(6)	-	-
More than 6 months	10	(6)	15	(10)	17	(11)
	10	(6)	36	(16)	18	(11)

(e)
Asset-backed securities
The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2017 are as follows:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
Shareholder-backed operations:
Asia insurance operations note (i)	104	151	130
US insurance operations note (ii)	3,631	4,796	4,321
UK insurance operations (2017: 35% AAA, 19% AA)note (iii)	1,045	1,445	1,464
Asset management operations note (iv)	665	963	771
	5,445	7,355	6,686
With-profits operations:
Asia insurance operations note (i)	233	310	357
UK insurance operations (2017: 56% AAA, 13% AA)note (iii)	5,091	4,558	5,177
	5,324	4,868	5,534
Total	10,769	12,223	12,220

Notes
(i)
Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £233 million, 99 per cent (30 June 2016: 99 per cent; 31 December 2016: 99 per cent) are investment grade.
(ii)
US insurance operations
US insurance operations’ exposure to asset-backed securities at 30 June 2017 comprises:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
RMBS
Sub-prime (2017: 2% AAA, 11% AA, 3% A)	150	185	180
Alt-A (2017: 3% AAA, 5% A)	151	178	177
Prime including agency (2017: 70% AA, 5% A)	515	904	675
CMBS (2017: 80% AAA, 14% AA, 1% A)	1,768	2,635	2,234
CDO funds (2017: 23% AAA, 8% AA, 43% A), including £nil exposure to sub-prime	33	55	50
Other ABS (2017: 17% AAA, 17% AA, 51% A), including £108 million exposure to sub-prime	1,014	839	1,005
Total	3,631	4,796	4,321

(iii)
UK insurance operations
The majority of holdings of the shareholder-backed business are UK securities and relate to PAC’s annuity business. Of the holdings of the with-profits operations, £1,473 million (30 June 2016: £1,332 million; 31 December 2016: £1,623 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)
Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £665 million, 96 per cent (30 June 2016: 95 per cent; 31 December 2016: 95 per cent) are graded AAA.

(f)
Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2017:

Exposure to sovereign debts

	30 Jun 2017 £m		30 Jun 2016 £m		31 Dec 2016 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	57	62	58	63	56	61
Spain	33	18	35	18	33	18
France	23	23	22	-	22	-
Germany*	649	317	546	348	573	329
Other Europe (principally Belgium)	82	32	84	32	83	33
Total Eurozone	844	452	745	461	767	441
United Kingdom	4,904	3,049	5,720	2,431	5,510	2,868
United States**	4,959	9,913	6,881	8,354	6,861	9,008
Other, predominantly Asia	4,174	2,221	4,081	2,073	3,979	2,079
Total	14,881	15,635	17,427	13,319	17,117	14,396
*
Including bonds guaranteed by the federal government.
**
The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

Exposure to bank debt securities

					2017 £m			2016 £m

	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	30 Jun Total	30 Jun Total	31 Dec Total
Italy	-	32	32	-	-	-	32	31	32
Spain	43	16	59	-	-	-	59	159	170
France	28	52	80	10	73	83	163	224	166
Germany	76	4	80	-	87	87	167	124	124
Netherlands	-	67	67	-	6	6	73	39	50
Other Eurozone	-	23	23	-	-	-	23	32	19
Total Eurozone	147	194	341	10	166	176	517	609	561
United Kingdom	698	387	1,085	6	310	316	1,401	1,118	1,174
United States	-	2,580	2,580	3	174	177	2,757	2,651	2,684
Other, predominantly Asia	33	600	633	85	420	505	1,138	1,041	1,018
Total	878	3,761	4,639	104	1,070	1,174	5,813	5,419	5,437

With-profits funds
Italy	-	65	65	-	-	-	65	64	62
Spain	44	41	85	-	-	-	85	219	213
France	9	200	209	-	64	64	273	274	213
Germany	112	20	132	-	35	35	167	112	114
Netherlands	-	192	192	5	7	12	204	200	202
Other Eurozone	-	30	30	-	-	-	30	30	31
Total Eurozone	165	548	713	5	106	111	824	899	835
United Kingdom	790	515	1,305	2	485	487	1,792	1,532	1,396
United States	-	1,985	1,985	16	333	349	2,334	1,978	2,229
Other, predominantly Asia	400	1,012	1,412	258	463	721	2,133	1,775	1,992
Total	1,355	4,060	5,415	281	1,387	1,668	7,083	6,184	6,452

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture and associate operations.

C3.3
Loans portfolio

(a)
Overview of loans portfolio
Loans are principally accounted for at amortised cost, net of impairment except for:

–
Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
–
Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under a reinsurance arrangement and are also accounted for on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2017 £m					30 Jun 2016 £m			31 Dec 2016 £m
	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total
Asia
With-profits	-	589	113	702	-	539	113	652	-	577	113	690
Non-linked shareholder-backed	188	219	198	605	156	294	176	626	179	226	208	613
US
Non-linked shareholder-backed	5,964	3,533	-	9,497	5,109	3,395	-	8,504	6,055	3,680	-	9,735
UK
With-profits	2,576	5	1,455	4,036	719	6	1,339	2,064	668	6	1,218	1,892
Non-linked shareholder-backed	1,711	-	37	1,748	1,548	-	4	1,552	1,642	-	38	1,680
Asset management operations	-	-	364	364	-	-	817	817	-	-	563	563
Total loans securities	10,439	4,346	2,167	16,952	7,532	4,234	2,449	14,215	8,544	4,489	2,140	15,173
*
All mortgage loans are secured by properties.
**
In the US £2,594 million (30 June 2016: £2,448 million; 31 December 2016: £2,672 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
†
Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans. The majority of other loans in shareholder-backed business in Asia are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)
Additional information on US mortgage loans
In the US, mortgage loans are all commercial mortgage loans that are secured on the following property types: industrial, multi-family residential, suburban office, retail or hotel. The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £12.5 million (30 June 2016: £10.2 million; 31 December 2016: £12.4 million). The portfolio has a current estimated average loan to value of 59 per cent (30 June 2016 and 31 December 2016: 59 per cent).

At 30 June 2017, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (30 June 2016 and 31 December 2016: none).

(c)
Additional information on UK mortgage loans
During the first half of 2017, the UK with-profits fund invested in an entity established to acquire a portfolio of buy-to-let mortgage loans. The vehicle financed the acquisition through the issue of debt instruments, largely to external parties, securitised upon the mortgages acquired. These third party borrowings have no recourse to any other assets of the Group and the Group’s exposure is limited to the amount invested by the UK with-profits fund. The securitisation entity is consolidated under IFRS with the mortgage loans and the related third party non-recourse borrowings (see note C6.2 (b)) carried at fair value through profit or loss as they are managed and evaluated by the Group on a fair value basis.

By carrying value, 100 per cent of the £1,711 million (30 June 2016: 76 per cent of £1,548 million; 31 December 2016: 96 per cent of £1,642 million) mortgage loans held by the UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent (30 June 2016: 29 per cent; 2016: 30 per cent).

(d)
Loans held by asset management operations
These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
Loans and receivables internal ratings:
AA+ to AA-	21	31	29
A+ to A-	97	120	100
BBB+ to BBB-	146	442	248
BB+ to BB-	100	223	185
B and other	-	1	1
Total	364	817	563

C4
Policyholder liabilities and unallocated surplus of with-profits funds

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1
Movement of liabilities

C4.1(a)       Group overview
(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia**	US	UK	Total
Half year 2017 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2017	62,784	177,626	169,304	409,714
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	53,716	177,626	157,654	388,996
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	11,650	14,317
- Group's share of policyholder liabilities of joint ventures and associate†	6,401	-	-	6,401

Net flows:
Premiums	5,699	8,148	7,756	21,603
Surrenders	(1,508)	(5,071)	(3,816)	(10,395)
Maturities/deaths	(880)	(1,119)	(3,533)	(5,532)
Net flows	3,311	1,958	407	5,676
Shareholders' transfers post tax	(27)	-	(115)	(142)
Investment-related items and other movements	4,288	7,124	5,214	16,626
Foreign exchange translation differences	(2,035)	(8,929)	130	(10,834)
As at 30 June 2017	68,321	177,779	174,940	421,040
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	58,348	177,779	162,853	398,980
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,003	-	12,087	15,090
- Group's share of policyholder liabilities of joint ventures and associate†	6,970	-	-	6,970

Half year 2016 movements
At 1 January 2016	45,966	138,913	152,893	337,772
Comprising:
- Policyholder liabilities excluding Korea life**	38,443	138,913	142,350	319,706
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	10,543	13,096
- Group's share of policyholder liabilities of joint ventures and associate†	4,970	-	-	4,970

Net flows:
Premiums	4,191	7,101	5,561	16,853
Surrenders	(992)	(3,437)	(3,208)	(7,637)
Maturities/deaths	(671)	(809)	(3,470)	(4,950)
Net flows	2,528	2,855	(1,117)	4,266
Shareholders' transfers post tax	(22)	-	(110)	(132)
Investment-related items and other movements	2,232	2,737	10,092	15,061
Foreign exchange translation differences	6,280	14,650	721	21,651
At 30 June 2016	56,984	159,155	162,479	378,618
Comprising:
- Policyholder liabilities excluding Korea life**	48,918	159,155	151,233	359,306
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,351	-	11,246	13,597
- Group's share of policyholder liabilities of joint ventures and associate†	5,715	-	-	5,715
Average policyholder liability balances*
Half year 2017	62,718	177,702	160,254	400,674
Half year 2016**	49,023	149,034	146,792	344,849
*
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
**
The sale of the Group’s Korea life business was completed in May 2017. Accordingly, no amounts are shown in the half year 2017 analysis above for Korea. The half year 2016 comparatives have been correspondingly adjusted. The amounts excluded from policyholder liabilities as presented in the balance sheet are £2,812 million at 1 January 2016 and £3,204 million at 30 June 2016.
†
The Group’s investment in joint ventures and associates are accounted for on the equity method in the Group’s statement of financial position. The Group’s share of the policyholder liabilities as shown above relates to life businesses in China, India and of the Takaful business in Malaysia.
‡
The policyholder liabilities of the Asia insurance operations of £58,348 million as shown in the table above is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,271 million to the Hong Kong with-profits business.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above are after any deductions for fees/charges and claims, represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2017 £m
	Asia	US	UK	Total
				note (b)
At 1 January 2017	32,851	177,626	56,158	266,635
Net flows:
Premiums	2,801	8,148	1,658	12,607
Surrenders	(1,335)	(5,071)	(1,500)	(7,906)
Maturities/deaths	(450)	(1,119)	(1,325)	(2,894)
Net flowsnote (a)	1,016	1,958	(1,167)	1,807
Investment-related items and other movements	1,912	7,124	1,500	10,536
Foreign exchange translation differences	(739)	(8,929)	-	(9,668)
At 30 June 2017	35,040	177,779	56,491	269,310

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	28,070	177,779	56,491	262,340
- Group's share of policyholder liabilities relating to joint ventures and associate	6,970	-	-	6,970

	Half year 2016 £m
	Asia	US	UK	Total
	note (b)
At 1 January 2016	25,032	138,913	52,824	216,769
Net flows:
Premiums	2,090	7,101	869	10,060
Surrenders	(829)	(3,437)	(1,311)	(5,577)
Maturities/deaths	(284)	(809)	(1,257)	(2,350)
Net flowsnotes (a)(b)	977	2,855	(1,699)	2,133
Investment-related items and other movements	841	2,737	4,285	7,863
Foreign exchange translation differences	3,294	14,650	1	17,945
At 30 June 2016	30,144	159,155	55,411	244,710

Comprising:
- Policyholder liabilities excluding Korea lifenote (b)	24,429	159,155	55,411	238,995
- Group's share of policyholder liabilities relating to joint ventures and associate	5,715	-	-	5,715

Note
(a)
Including net flows of the Group’s insurance joint ventures and associate.
(b)
The sale of the Group’s Korea life business was completed in May 2017. Accordingly, no amounts are shown in the half year 2017 analysis above for Korea. The half year 2016 comparatives have been correspondingly adjusted. The amounts excluded from policyholder liabilities as presented in the balance sheet are £2,812 million at 1 January 2016 and £3,204 million at 30 June 2016.

C4.1(b)
Asia insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	£m
Half year 2017 movements	With-profits business*	Unit-linked liabilities	Other business	Total
At 1 January 2017	29,933	17,507	15,344	62,784
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	27,266	14,289	12,161	53,716
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	-	2,667
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,218	3,183	6,401
Premiums:
New business	676	527	528	1,731
In-force	2,222	805	941	3,968
	2,898	1,332	1,469	5,699
Surrendersnote (c)	(173)	(1,102)	(233)	(1,508)
Maturities/deaths	(430)	(82)	(368)	(880)
Net flowsnote (b)	2,295	148	868	3,311
Shareholders' transfers post tax	(27)	-	-	(27)
Investment-related items and other movements note (d)	2,376	1,551	361	4,288
Foreign exchange translation differencesnote (a)	(1,296)	(373)	(366)	(2,035)
At 30 June 2017	33,281	18,833	16,207	68,321
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	30,278	15,326	12,744	58,348
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,003	-	-	3,003
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,507	3,463	6,970

Half year 2016 movements**
At 1 January 2016	20,934	13,779	11,253	45,966
Comprising:
- Policyholder liabilities excluding Korea life**	18,381	11,168	8,894	38,443
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	2,611	2,359	4,970
Premiums:
New business	706	366	335	1,407
In-force	1,395	686	703	2,784
	2,101	1,052	1,038	4,191
Surrendersnote (c)	(163)	(679)	(150)	(992)
Maturities/deaths	(387)	(27)	(257)	(671)
Net flows note (b)	1,551	346	631	2,528
Shareholders' transfers post tax	(22)	-	-	(22)
Investment-related items and other movementsnote (d)	1,391	97	744	2,232
Foreign exchange translation differencesnote (a)	2,986	1,902	1,392	6,280
At 30 June 2016	26,840	16,124	14,020	56,984
Comprising:
- Policyholder liabilities excluding Korea life**	24,489	13,224	11,205	48,918
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,351	-	-	2,351
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	2,900	2,815	5,715
Average policyholder liability balances†
Half year 2017	28,772	18,170	15,776	62,718
Half year 2016**	21,435	14,951	12,637	49,023
*
The policyholder liabilities of the with-profits business of £30,278 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,271 million to the Hong Kong with-profits business.
**
The sale of the Group’s Korea life business was completed in May 2017. Accordingly, no amounts are shown in the half year 2017 analysis above for Korea. The half year 2016 comparatives have been correspondingly adjusted. The amounts excluded from policyholder liabilities as presented in the balance sheet are £2,812 million at 1 January 2016 and £3,204 million at 30 June 2016.
†
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
‡
The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the life business in China, India and of the Takaful business in Malaysia.

Notes
(a)
Movements in the period have been translated at the average exchange rates for the period ended 30 June 2017. The closing balance has been translated at the closing spot rates as at 30 June 2017. Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows increased by 31 per cent from £2,528 million in half year 2016 to £3,311 million in half year 2017 predominantly reflecting continued growth of the in-force book and increased flows from new business.
(c)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 4.1 per cent in the first half of 2017 (half year 2016: 3.3 per cent).
(d)
Investment-related items and other movements in the first half of 2017 primarily represent gains on equities and bonds during the period.

C4.1(c)
US insurance operations

(i)
Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations
	£m
Half year 2017 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
At 1 January 2017	120,411	57,215	177,626
Premiums	5,981	2,167	8,148
Surrenders	(3,409)	(1,662)	(5,071)
Maturities/deaths	(541)	(578)	(1,119)
Net flows note (b)	2,031	(73)	1,958
Transfers from general to separate account	1,240	(1,240)	-
Investment-related items and other movementsnote (c)	7,236	(112)	7,124
Foreign exchange translation differencesnote (a)	(6,183)	(2,746)	(8,929)
At 30 June 2017	124,735	53,044	177,779

Half year 2016 movements
At 1 January 2016	91,022	47,891	138,913
Premiums	4,848	2,253	7,101
Surrenders	(2,168)	(1,269)	(3,437)
Maturities/deaths	(384)	(425)	(809)
Net flowsnote (b)	2,296	559	2,855
Transfers from general to separate account	169	(169)	-
Investment-related items and other movements	843	1,894	2,737
Foreign exchange translation differences note (a)	9,574	5,076	14,650
At 30 June 2016	103,904	55,251	159,155
Average policyholder liability balances*
Half year 2017	122,573	55,129	177,702
Half year 2016	97,463	51,571	149,034
*
Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period.

Notes
(a)
Movements in the period have been translated at an average rate of US$1.26:£1.00 (30 June 2016: US$1.43:£1.00). The closing balance has been translated at closing rate of US$1.30:£1.00 (30 June 2016: US$1.34:£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows in the first half of 2017 were £1,958 million (2016: £2,855 million) as we continue to grow the business with gross inflows of £8.148 million, principally into variable annuities, more than exceeding surrenders and maturities in the period.
(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £7,236 million for the first six months in 2017 represents positive separate account return mainly following the increase in the US equity market in the period.

C4.1(d)
UK insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the period to 30 June is as follows:

	£m
		Shareholder-backed funds and subsidiaries
Half year 2017 movements	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
At 1 January 2017	113,146	22,119	34,039	169,304
Comprising:
- Policyholder liabilities	101,496	22,119	34,039	157,654
- Unallocated surplus of with-profits funds	11,650	-	-	11,650

Premiums	6,098	1,484	174	7,756
Surrenders	(2,316)	(1,472)	(28)	(3,816)
Maturities/deaths	(2,208)	(323)	(1,002)	(3,533)
Net flowsnote (a)	1,574	(311)	(856)	407
Shareholders' transfers post tax	(115)	-	-	(115)
Switches	(91)	91	-	-
Investment-related items and other movementsnote (b)	3,805	1,018	391	5,214
Foreign exchange translation differences	130	-	-	130
At 30 June 2017	118,449	22,917	33,574	174,940
Comprising:
- Policyholder liabilities	106,362	22,917	33,574	162,853
- Unallocated surplus of with-profits funds	12,087	-	-	12,087

Half year 2016 movements
At 1 January 2016	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543
Premiums	4,692	527	342	5,561
Surrenders	(1,897)	(1,285)	(26)	(3,208)
Maturities/deaths	(2,213)	(271)	(986)	(3,470)
Net flowsnote (a)	582	(1,029)	(670)	(1,117)
Shareholders' transfers post tax	(110)	-	-	(110)
Switches	(84)	84	-	-
Investment-related items and other movementsnote (b)	5,891	1,050	3,151	10,092
Foreign exchange translation differences	720	1	-	721
At 30 June 2016	107,068	21,548	33,863	162,479
Comprising:
- Policyholder liabilities	95,822	21,548	33,863	151,233
- Unallocated surplus of with-profits funds	11,246	-	-	11,246
Average policyholder liability balances*
Half year 2017	103,929	22,518	33,807	160,254
Half year 2016	92,674	21,495	32,623	146,792
*
Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period, and exclude unallocated surplus of with-profits funds.

Notes
(a)
Net flows have improved from a net outflow £1,117 million in the first half of 2016 to net inflows of £407 million in the same period of 2017 due primarily to higher premium flows, up by £2,195 million to £7,756 million, following increased sales of with-profits savings and retirement products. This has been partially offset by lower premiums into our annuity business due to our withdrawal from selling new annuity business. The level of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from a small number of schemes influencing the level of flows in the period.
(b)
Investment-related items and other movements of £5,214 million principally comprise investment return attributable to policyholders earned in the period reflecting favourable equity market movements.
C5
Intangible assets

(a)
Goodwill

	Attributable to:
	Shareholders	With-profits	2017 £m	2016 £m
			30 Jun	30 Jun	31 Dec
Cost
At beginning of year	1,475	153	1,628	1,648	1,648
Disposals	-	(127)	(127)	-	-
Charge for reclassification as held for sale	-	-	-	-	(56)
Additional consideration paid on previously acquired business	-	-	-	1	7
Exchange differences	-	-	-	28	29
Net book amount at end of year	1,475	26	1,501	1,677	1,628

Goodwill comprises:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
M&G - attributable to shareholders	1,153	1,153	1,153
Other - attributable to shareholders	322	335	322
Goodwill - attributable to shareholders	1,475	1,488	1,475
Venture fund investments - attributable to with-profits funds	26	189	153
	1,501	1,677	1,628

Other goodwill represents amounts arising from the purchase of entities by the Asia and US operations. These goodwill amounts relating to acquired operations are not individually material.

(b)
Deferred acquisition costs and other intangible assets

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec

Deferred acquisition costs and other intangible assets attributable to shareholder	10,643	9,549	10,755
Deferred acquisition costs and other intangible assets attributable to with-profits funds	114	45	52
Total of deferred acquisition costs and other intangible assets	10,757	9,594	10,807
The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	9,022	8,010	9,114
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	60	68	64
	9,082	8,078	9,178
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	39	48	43
Distribution rights and other intangibles	1,522	1,423	1,534
	1,561	1,471	1,577
Total of deferred acquisition costs and other intangible assets	10,643	9,549	10,755

	2017 £m						2016 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles*	30 Jun Total	30 Jun Total	31 Dec Total
					note
Balance at beginning of period:	788	8,303	79	8	1,577	10,755	8,422	8,422
Additions and acquisition of subsidiaries	122	353	8	-	58	541	516	1,179
Amortisation to the income statement:†
Operating profit	(66)	(236)	(5)	(2)	(66)	(375)	(369)	(686)
Non-operating profit	-	231	-	-	(4)	227	616	557
	(66)	(5)	(5)	(2)	(70)	(148)	247	(129)
Disposals and transfers ǂ	-	-	-	-	-	-	(2)	(268)
Exchange differences and other movements	(21)	(411)	-	-	(4)	(436)	801	1,475
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income†	-	(69)	-	-	-	(69)	(435)	76
Balance at end of period	823	8,171	82	6	1,561	10,643	9,549	10,755
*
PVIF and other intangibles includes amounts in relation to software rights with additions of £17 million, amortisation of £16 million, foreign exchange gains of £2 million and a balance at 30 June 2017 of £66 million.
†
Under the Group’s application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (half year 2016: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items.
ǂ
Of the £268 million of disposals and transfers at 31 December 2016, £265 million related to the reclassification of the Korea life business as held for sale.

Note
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time.

US insurance operations
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
Variable annuity business	8,133	7,266	7,844
Other business	330	558	696
Cumulative shadow DAC (for unrealised gains/losses booked in Other Comprehensive Income)*	(292)	(763)	(237)
Total DAC for US operations	8,171	7,061	8,303
*
Consequent upon the positive unrealised valuation movement for half year 2017 of £531 million (30 June 2016: positive unrealised valuation movement of £2,118 million; 31 December 2016: negative unrealised valuation movement of £28 million), there is a charge of £69 million (30 June 2016: a charge of £435 million; 31 December 2016: a gain of £76 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2017, the cumulative shadow DAC balance as shown in the table above was negative £292 million (30 June 2016: negative £763 million; 31 December 2016: negative £237 million).

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)
A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

(ii)
An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2017, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £36 million (half year 2016: £29 million; full year 2016: £93 million). The first half of 2017 amount reflects the impact of the positive separate account performance, which is higher than the assumed level for the period.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 1 July 2017, it would take an instantaneous movement in separate account values of approximately more than either negative 25 per cent or positive 41 per cent for mean reversion assumption to move outside the corridor.

C6
Borrowings

C6.1
Core structural borrowings of shareholder-financed operations

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
Holding company operations:
Perpetual subordinated notes (Tier 1)note (i)	847	823	890
Perpetual subordinated notes (Tier 2)note (i)	2,620	2,007	2,754
Subordinated notes (Tier 2)note (i)	2,131	2,126	2,128
Subordinated debt total	5,598	4,956	5,772
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300	300
£250m 5.875% Bonds 2029	249	249	249
Holding company total	6,147	5,505	6,321
Prudential Capital bank loannote (iii)	275	275	275
Jackson US$250m 8.15% Surplus Notes 2027	192	186	202
Total (per condensed consolidated statement of financial position)note (iv)	6,614	5,966	6,798

Notes
(i)
These debt tier classifications (including those noted for the comparative balances) are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The Group has designated US$4.5 billion (30 June 2016: US$2.80 billion; 31 December 2016: US$4.5 billion) of its perpetual subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the investment in Jackson.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
The Prudential Capital bank loan of £275 million is drawn at a cost of 12 month GBP LIBOR plus 0.4 per cent and matures on 20 December 2017.
(iv)
The maturity profile, currency and interest rates applicable to all other core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group’s consolidated financial statements for the year ended 31 December 2016.

Prudential plc has debt ratings from Standard & Poor’s, Moody’s and Fitch. The long-term senior debt of Prudential plc is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of The Prudential Assurance Company Limited is rated AA by Standard & Poor’s, Aa3 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s, AA by Fitch and A+ by AM Best.

The financial strength of Prudential Assurance Co. Singapore (Pte) Ltd. (Prudential Singapore) is rated AA by Standard & Poor’s.

All ratings on Prudential and its subsidiaries have been reaffirmed on stable outlook.

C6.2
Other borrowings

(a)
Operational borrowings attributable to shareholder-financed operations

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes	1,424	2,554	1,651
Other borrowingsnote	672	244	666
Total	2,096	2,798	2,317

Note
Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson. In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(b)
Borrowings attributable to with-profits operations

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds*	3,178	1,248	1,189
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	100	100	100
Other borrowings (predominantly obligations under finance leases)	58	79	60
Total	3,336	1,427	1,349
*
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds. The increase since 31 December 2016 primarily relates to the debt instruments issued by a new consolidated securitisation entity backed by a portfolio of mortgage loans (see note C3.3(c) for further details).
**
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7
Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets			Deferred tax liabilities
	2017 £m	2016 £m		2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
Unrealised losses or gains on investments	21	22	23	(1,774)	(1,815)	(1,534)
Balances relating to investment and insurance contracts	-	1	1	(796)	(655)	(730)
Short-term temporary differences	4,002	3,690	4,196	(3,059)	(2,893)	(3,071)
Capital allowances	16	12	16	(54)	(34)	(35)
Unused tax losses	66	46	79		-	-
Total	4,105	3,771	4,315	(5,683)	(5,397)	(5,370)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2017 half year results and financial position at 30 June 2017 the tax benefits on the following losses have not been recognised:

	2017			2016
	30 Jun		30 Jun		31 Dec
	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn
Capital losses	90	0.4	94	0.5	89	0.4
Trading losses	48	0.2	60	0.3	41	0.2

Of the unrecognised trading losses, £33 million will expire within the next seven years, the rest have no expiry date.

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

C8
Defined benefit pension schemes

(a)
IAS 19 financial positions
The Group operates a number of pension schemes. The largest defined benefit scheme is the Prudential Staff Pension Scheme (PSPS), which is the principal scheme in the UK. The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2017 £m						2016 £m				2016 £m
			30 Jun					30 Jun					31 Dec
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
Underlying economic surplus (deficit)	753	(154)	85	(1)	683	1,270	(123)	115	(1)	1,261	717	(237)	84	(1)	563
Less: unrecognised surplus	(598)	-	-	-	(598)	(1,100)	-	-	-	(1,100)	(558)	-	-	-	(558)
Economic surplus (deficit) (including investment in Prudential insurance policies)	155	(154)	85	(1)	85	170	(123)	115	(1)	161	159	(237)	84	(1)	5

Attributable to:
PAC with-profits fund	109	(62)	-	-	47	119	(49)	-	-	70	111	(95)	-	-	16
Shareholder-backed operations	46	(92)	85	(1)	38	51	(74)	34	(1)	10	48	(142)	84	(1)	(11)

Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	-	(145)	-	(145)	-	-	(81)	-	(81)	-	-	(134)	-	(134)
IAS 19 pension asset (liability) on the Group statement of financial position*	155	(154)	(60)	(1)	(60)	170	(123)	34	(1)	80	159	(237)	(50)	(1)	(129)
*
At 30 June 2017, the PSPS pension asset of £155 million (30 June 2016: £170 million; 31 December 2016: £159 million) and the other schemes’ pension liabilities of £215 million (30 June 2016: £90 million; 31 December 2016: £288 million) are included within ‘Other debtors’ and ‘Provisions’ respectively in the consolidated statement of financial position.

Triennial actuarial valuations
Defined benefit schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The next triennial valuation for the PSPS and SASPS are at 5 April 2017 and 31 March 2017 respectively are currently in progress. The next triennial valuation for the M&GGPS is at 31 December 2017.

(b)
Estimated pension scheme surpluses and deficits (on an economic basis)
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on consolidation in the Group financial statements) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items and the movements on them over the reporting periods. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2017 £m
	Surplus (deficit) in schemes at 1 Jan 2017	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 30 Jun 2017
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	563	(20)	117	23	683
Less: amount attributable to PAC with-profits fund	(425)	4	(57)	(8)	(486)
Shareholders' share:
Gross of tax surplus (deficit)	138	(16)	60	15	197
Related tax	(27)	3	(12)	(3)	(39)
Net of shareholders' tax	111	(13)	48	12	158
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(558)	(7)	(32)	(1)	(598)
Less: amount attributable to PAC with-profits fund	409	4	26	-	439
Shareholders' share:
Gross of tax	(149)	(3)	(6)	(1)	(159)
Related tax	29	1	1	-	31
Net of shareholders' tax	(120)	(2)	(5)	(1)	(128)
With the effect of IFRIC 14
Surplus (deficit)	5	(27)	85	22	85
Less: amount attributable to PAC with-profits fund	(16)	8	(31)	(8)	(47)
Shareholders' share:
Gross of tax surplus (deficit)	(11)	(19)	54	14	38
Related tax	2	4	(11)	(3)	(8)
Net of shareholders' tax	(9)	(15)	43	11	30

C9
Share capital, share premium and own shares

	30 Jun 2017			30 Jun 2016			31 Dec 2016
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,581,061,573	129	1,927	2,572,454,958	128	1,915	2,572,454,958	128	1,915
Shares issued under share-based schemes	4,791,845	-	10	6,579,190	-	6	8,606,615	1	12
At end of period	2,585,853,418	129	1,937	2,579,034,148	128	1,921	2,581,061,573	129	1,927

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2017, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
30 June 2017	6,280,110	466p	1,155p	2022
30 June 2016	7,128,449	288p	1,155p	2021
31 December 2016	7,068,884	466p	1,155p	2022

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £257 million at 30 June 2017 (30 June 2016: £185 million; 31 December 2016: £226 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2017, 11.5 million (30 June 2016: 11.2 million; 31 December 2016: 10.7 million) Prudential plc shares with a market value of £204 million (30 June 2016: £141 million; 31 December 2016: £175 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 15.1 million which was in March 2017.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m
Half year 2017	3.3	56.0
Half year 2016	3.8	49.5
Full year 2016	4.4	57.2

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2017 was 6.7 million (30 June 2016: 4.8 million; 31 December 2016: 6.0 million) and the cost of acquiring these shares of £75 million (30 June 2016: £39 million; 31 December 2016: £61 million) is included in the cost of own shares. The market value of these shares as at 30 June 2017 was £120 million (30 June 2016: £61 million; 31 December 2016: £97 million). During 2017, these funds made a net purchase of 678,131 Prudential shares (30 June 2016: net disposal of 1,280,258; 31 December 2016: net disposal of 77,423) for a net purchase of £13.8 million to book cost (30 June 2016: net disposal of £14.1 million; 31 December 2016: net purchase of £7.9 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2017 or 2016.

D
Other notes

D1
Sale of Korea life business

On 18 May 2017, the Group announced that it had completed the sale of its life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd. to Mirae Asset Life Insurance Co. Ltd., following regulatory approvals. The transaction, announced on 10 November 2016, was for a consideration of KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate).The proceeds, net of £9 million of related expenses, were £108 million. This has changed by £3 million from the £105 million carrying value recorded at 31 December 2016 due to exchange rate movement.

On completion of the sale, the cumulative foreign exchange translation gain of the Korea life business of £61 million, that had arisen from 2004 (the year of the Group’s conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in 2017 as required by IAS 21. This amount is included within ‘Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income’ in the supplementary analysis of profit of the Group as shown in note B1.1. The adjustment has no net effect on shareholders’ equity. The net contribution for Korea life business to the half year 2017 profit after tax is the £61 million gain for foreign exchange translation recycling with other elements in the various line items include £5 million remeasurement adjustment netting to nil.

The full year 2016 income statement recorded a charge for remeasurement of Korea Life business classified as held for sale of £(238) million. To facilitate comparisons of businesses retained by the Group, the supplementary analysis of profit shown in note B1.1 shows separately the results of the Korea life business. For full year 2016 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value gave rise to an aggregate loss of £(227) million (half year 2016: profit of £40 million).

D2
Contingencies and related obligations

In addition to the matters set out in note B4(b) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six month period ended 30 June 2017.

D3
Post balance sheet events

First interim ordinary dividend
The 2017 first interim ordinary dividend approved by the Board of Directors after 30 June 2017 is as described in note B7.

D4
Related party transactions

There were no transactions with related parties during the six months ended 30 June 2017 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2016.

Statement of directors’ responsibilities
The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

–
the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union;

–
the Half Year Financial Report includes a fair review of information required by:
(a)
DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2017, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)
DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2017 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2016.

Prudential plc Board of Directors:

Chairman Paul Manduca Executive Directors Michael Wells Mark FitzPatrick CA (appointed on 17 July 2017) Penelope James ACA John Foley Nicolaos Nicandrou ACA Anne Richards Barry Stowe
Independent Non-executive Directors
The Hon. Philip Remnant CBE FCA
Sir Howard Davies
David Law ACA
Kaikhushru Nargolwala FCA
Anthony Nightingale CMG SBS JP
Alice Schroeder
Lord Turner FRS
Thomas Watjen (appointed on 11 July 2017)

9 August 2017

Independent review report to Prudential plc

Conclusion
We have been engaged by the company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2017 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2017 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (“EU”) and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

We have also been engaged by the company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2017 which comprises the Post-tax Operating Profit Based on Longer-Term Investment Returns, the Post-tax Summarised Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes and Total Insurance and Investment Products New Business information.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2017 is not prepared, in all material respects, in accordance with the European Embedded Value Principles dated April 2016 by the European Insurance CFO Forum (“the EEV Principles”), using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information and supplementary information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities
The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA. The directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with 'the EEV Principles and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the ‘EU. The directors are responsible for preparing the IFRS basis financial information included in the Half Year Financial Report in accordance with IAS 34 as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV Principles using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS basis financial information.

Our responsibility
Our responsibility is to express to the company a conclusion on the IFRS basis financial information in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA and also to provide a review conclusion to the company on the EEV basis supplementary financial information. Our review of the IFRS basis financial information has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Philip Smart
For and on behalf of KPMG LLP
Chartered Accountants
London
9 August 2017

Additional IFRS financial information*

I
IFRS profit and loss information

I(a)
Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment returns on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii
With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the period.

iv
Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii
DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv) at the end of this section.

	Half year 2017
	Asia	US	UK	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note(ii)
Spread income	108	401	74	583	89,314	131
Fee income	103	1,145	31	1,279	164,152	156
With-profits	30	-	142	172	132,701	26
Insurance margin	658	472	22	1,152
Margin on revenues	1,056	-	82	1,138
Expenses:
Acquisition costsnote (i)	(736)	(463)	(42)	(1,241)	3,624	(34)%
Administration expenses	(471)	(593)	(67)	(1,131)	259,451	(87)
DAC adjustmentsnote (v)	66	117	3	186
Expected return on shareholder assets	56	-	47	103
	870	1,079	292	2,241
Longevity reinsurance and other management actions to improve solvency	-	-	188	188
Long-term business operating profit based on longer-term investment returns	870	1,079	480	2,429
See notes at the end of this section.

*
The additional financial information (set out in sections I(a) to II(c)) is not covered by the KPMG independent review opinion.

	Half year 2016 AER
	Asia	US	UK	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
	note (vi)				note (iv)	note (ii)
Spread income	81	379	96	556	80,146	139
Fee income	82	878	29	989	129,054	153
With-profits	24	-	138	162	114,109	28
Insurance margin	472	401	25	898
Margin on revenues	860	-	86	946
Expenses:				-
Acquisition costsnote (i)	(573)	(412)	(42)	(1,027)	2,980	(34)%
Administration expenses	(369)	(452)	(58)	(879)	216,075	(81)
DAC adjustmentsnote (v)	51	83	(2)	132
Expected return on shareholder assets	39	11	61	111
	667	888	333	1,888
Longevity reinsurance and other management actions to improve solvency	-	-	140	140
Long-term business operating profit based on longer-term investment returns	667	888	473	2,028
See notes at the end of this section.

	Half year 2016 CER note (iii)
	Asia	US	UK	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
	note (vi)		note (v)		note (iv)	note (ii)
Spread income	91	426	96	613	85,708	143
Fee income	92	997	29	1,118	143,526	156
With-profits	27	-	138	165	115,945	28
Insurance margin	532	456	25	1,013
Margin on revenues	965	-	86	1,051
Expenses:
Acquisition costsnote (i)	(644)	(469)	(42)	(1,155)	3,296	(35)%
Administration expenses	(412)	(513)	(58)	(983)	236,974	(83)
DAC adjustmentsnote (v)	56	95	(2)	149
Expected return on shareholder assets	45	18	61	124
	752	1,010	333	2,095
Longevity reinsurance and other management actions to improve solvency	-	-	140	140
Long-term business operating profit based on longer-term investment returns	752	1,010	473	2,235
See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

					Asia note (vi)
	Half year 2017			Half year 2016 AER			Half year 2016 CER
							note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Long-term business	note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)

Spread income	108	15,776	137	81	12,637	128	91	13,886	131
Fee income	103	18,170	113	82	14,951	110	92	16,240	113
With-profits	30	28,772	21	24	21,435	22	27	23,271	23
Insurance margin	658			472			532
Margin on revenues	1,056			860			965
Expenses:
Acquisition costsnote (i)	(736)	1,943	(38)%	(573)	1,605	(36)%	(644)	1,814	(36)%
Administration expenses	(471)	33,946	(278)	(369)	27,588	(268)	(412)	30,126	(274)
DAC adjustmentsnote (v)	66			51			56
Expected return on shareholder assets	56			39			45
Operating profit based on longer-term investment returns	870			667			752
See notes at the end of this section.

Analysis of Asia operating profit drivers
–
Spread income has increased on a constant exchange rate basis by 19 per cent (AER: 33 per cent) to £108 million in half year 2017, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
–
Fee income has increased by 12 percent at constant exchange rates (AER: 26 per cent) to £103 million in half year 2017, broadly in line with the increase in movement in average unit-linked liabilities.
–
On a constant exchange rate basis, insurance margin has increased by 24 per cent to £658 million in half year 2017 (AER: 39 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £66 million (half year 2016: £42 million at AER and £46 million at CER).
–
Margin on revenue has increased by £91 million on a constant exchange rate basis from £965 million in half year 2016 to £1,056 million in half year 2017, primarily reflecting growth of the in-force book and higher regular premium income recognised in the period.
–
Acquisition costs have increased by 14 per cent at constant exchange rates (AER: 28 per cent) to £736 million, compared to the 7 per cent increase in APE sales, resulting in an increase in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 65 per cent (half year 2016: 72 per cent at CER), the decrease being the result of product and country mix.
–
Administration expenses have increased by 14 per cent at a constant exchange rate basis (AER: 28 per cent increase) in half year 2017 as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has increased from 274 basis points in half year 2016 to 278 basis points in half year 2017, the result of changes in country and product mix.

Margin analysis of long-term insurance business – US

					US
	Half year 2017			Half year 2016 AER			Half year 2016 CER
								note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Long-term business		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)

Spread income	401	39,731	202	379	34,886	217	426	39,199	217
Fee income	1,145	123,464	186	878	92,608	190	997	105,791	188
Insurance margin	472			401			456
Expenses:
Acquisition costsnote (i)	(463)	960	(48)%	(412)	782	(53)%	(469)	889	(53)%
Administration expenses	(593)	169,180	(70)	(452)	134,369	(67)	(513)	152,730	(67)
DAC adjustments	117			83			95
Expected return on shareholder assets	-			11			18
Operating profit based on longer-term investment returns	1,079			888			1,010
See notes at the end of this section.

Analysis of US operating profit drivers:
–
Spread income has decreased by 6 per cent at constant exchange rates (AER: increased by 6 per cent) to £401 million in the first half of 2017. The reported spread margin decreased to 202 basis points from 217 basis points in the first half of 2016, due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 147 basis points (half year 2016 CER: 150 basis points and AER: 151 basis points).
–
Fee income has increased by 15 per cent at constant exchange rates (AER: increased by 30 per cent) to £1,145 million during the first half of 2017, primarily due to higher average separate account balances resulting from positive net cash flows from variable annuity business and market appreciation.
–
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £472 million in the first half of 2017 compared to £456 million at constant exchange rates at half year 2016. The increase was primarily due to higher income from variable annuity guarantees partially offset by a decline in the contribution from the closed books of business.
–
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased in absolute terms and as a percentage of APE compared to the first half of 2016 at constant exchange rates. This is due to the continued increase in producers selecting asset-based commissions which are paid upon policy anniversary dates and are treated as an administrative expense in this analysis, rather than front-end commissions and the result of change in product mix.
–
Administration expenses increased to £593 million during the first half of 2017, compared to £513 million for the first half of 2016 at a constant exchange rate (AER: £452 million), primarily as a result of higher asset-based commissions. Excluding these trail commissions, the resulting administration expense ratio would remain flat at 36 basis points (half year 2016: 36 basis points at CER and AER).
–
DAC adjustments increased to £117 million during the first half of 2017, compared to £95 million at a constant exchange rate (AER: £83 million) during the first half of 2016, primarily due to lower DAC amortisation due to higher fund returns.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2017 £m				Half year 2016 AER £m				Half year 2016 CER £m
									note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,425			1,425	1,217			1,217	1,384			1,384
Less new business strain		(463)	353	(110)		(412)	320	(92)		(469)	364	(105)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(272)	(272)			(266)	(266)			(303)	(303)
Deceleration			36	36			29	29			34	34
Total	1,425	(463)	117	1,079	1,217	(412)	83	888	1,384	(469)	95	1,010

Analysis of operating profit based on longer-term investment returns for US operations by product

	2017 £m	2016 £m		%
	Half year	AER Half year	CER Half year	Half year 2017 vs half year 2016 AER	Half year 2017 vs half year 2016 CER
Spread businessnote (a)	176	154	175	14%	1%
Fee businessnote (b)	852	642	730	33%	17%
Life and other businessnote (c)	51	92	105	(45)%	(51)%
Total insurance operations	1,079	888	1,010	22%	7%

US asset management and broker-dealer	(6)	(12)	(13)	50%	54%
Total US operations	1,073	876	997	22%	8%

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

a)
Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
b)
Fee business represents profits from variable annuity products. As well as fee income revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
c)
Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK

	UK
	Half year 2017			Half year 2016
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps
Long-term business		note (iv)	note (ii)		note (iv)	note (ii)

Spread income	74	33,807	44	96	32,623	59
Fee income	31	22,518	27	29	21,495	27
With-profits	142	103,929	27	138	92,674	30
Insurance margin	22			25
Margin on revenues	82			86
Expenses:
Acquisition costsnote (i)	(42)	721	(6)%	(42)	593	(7)%
Administration expenses	(67)	56,325	(24)	(58)	54,118	(21)
DAC adjustments	3			(2)
Expected return on shareholders' assets	47			61
	292			333
Longevity reinsurance and other management actions to improve solvency	188			140
Operating profit based on longer-term investment returns	480			473

Analysis of UK operating profit drivers
–
Spread income has decreased from £96 million in half year 2016 to £74 million in half year 2017 mainly due to lower annuity sales. Spread income has two components:
●
A contribution from new annuity business which was lower at £4 million in half year 2017 compared to £27 million in half year 2016, reflecting our withdrawal from this market.
●
A contribution from in-force annuity and other business, which was broadly in line with last year at £70 million (half year 2016: £69 million), equivalent to 41 basis points of average reserves (half year 2016: 42 basis points).
–
Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arise within our UK asset management business. Excluding these schemes, the fee margin on the remaining balance was 40 basis points (half year 2016: 40 basis points).
–
Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.
–
Acquisition costs incurred were £42 million, equivalent to 6 per cent of total APE sales in half year 2017 (half year 2016: 7 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 32 per cent in half year 2017 (half year 2016: 33 per cent).
–
The contribution from longevity reinsurance and other management actions to improve solvency during half year 2017 was £188 million (half year 2016: £140 million). Further explanation and analysis is provided in Additional Financial Information section I(d).

Notes
(i)
The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(iii)
The half year 2016 comparative information has been presented at Actual Exchange Rates (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates. See also note A1.
(iv)
For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.
(v)
The DAC adjustment contains £10 million in respect of joint ventures and associate in half year 2017 (half year 2016: £14 million).
(vi)
Following its sale in May 2017, the half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korean life business. This approach is consistent with that applied at full year 2016.

I(b)
Asia operations – analysis of IFRS operating profit by business unit

Operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2016 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	2017 £m	2016 £m		%		2016 £m
	Half year	AER Half year	CER Half year	Half year 2017 vs half year 2016 AER	Half year 2017 vs half year 2016 CER	AER Full year
Hong Kong	157	96	109	64%	44%	238
Indonesia	232	193	221	20%	5%	428
Malaysia	86	71	76	21%	13%	147
Philippines	21	17	18	24%	17%	38
Singapore	133	111	125	20%	6%	235
Thailand	46	39	44	18%	5%	92
Vietnam	57	44	49	30%	16%	114
South-east Asia Operations inc. Hong Kong	732	571	642	28%	14%	1,292
China	39	20	21	95%	86%	64
Taiwan	19	13	17	46%	12%	35
Other	27	23	28	17%	(4)%	49
Non-recurrent itemsnote (ii)	54	42	46	29%	17%	67
Total insurance operationsnote (i)	871	669	754	30%	16%	1,507
Development expenses	(1)	(2)	(2)	50%	50%	(4)
Total long-term business operating profit	870	667	752	30%	16%	1,503
Eastspring Investments	83	61	69	36%	20%	141
Total Asia operations	953	728	821	31%	16%	1,644
*
Following its sale in May 2017, the half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business. This approach is consistent with that applied at full year 2016.

Notes
(i)
Analysis of operating profit between new and in force business
The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2017 £m	2016 £m
	Half year	AER Half year	CER Half year	AER Full year
New business strain†	(40)	(17)	(19)	(29)
Business in force	857	644	727	1,469
Non-recurrent itemsnote (ii)	54	42	46	67
Total	871	669	754	1,507
†
The IFRS new business strain corresponds to approximately (2.0) per cent of new business APE sales for half year 2017 (half year 2016: approximately (1.1) per cent; full year 2016: approximately (0.8) per cent).

The strain represents the pre-tax regulatory basis strain to net worth after IFRS adjustments; for deferral of acquisition costs and deferred income where appropriate.

(ii)
Other non-recurrent items of £54 million in 2017 (half year 2016: £42 million; full year 2016: £67 million) represent a small number of items.

I(c)
Analysis of asset management operating profit based on longer-term investment returns

	Half year 2017 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	495	205	56	124	880
Performance-related fees	6	3	-	-	9
Operating income(net of commission)note (i)	501	208	56	124	889
Operating expensenote (i)	(261)	(113)	(50)	(130)	(554)
Share of associate’s results	8	-	-	-	8
Group's share of tax on joint ventures' operating profit	-	(12)	-	-	(12)
Operating profit/(loss) based on longer-term investment returns	248	83	6	(6)	331
Average funds under management	£267.2bn	£124.9bn
Margin based on operating income*	37bps	33bps
Cost / income ratio**	53%	55%

	Half year 2016 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	440	155	61	109	765
Performance-related fees	9	1	-	-	10
Operating income(net of commission)note (i)	449	156	61	109	775
Operating expensenote (i)	(229)	(87)	(48)	(121)	(485)
Share of associate’s results	5	-	-	-	5
Group's share of tax on joint ventures' operating profit	-	(8)	-	-	(8)
Operating profit based on longer-term investment returns	225	61	13	(12)	287
Average funds under management	£243.2bn	£102.2bn
Margin based on operating income*	36bps	30bps
Cost / income ratio**	52%	56%

	Full year 2016 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	923	353	118	235	1,629
Performance-related fees	33	7	-	-	40
Operating income(net of commission)note (i)	956	360	118	235	1,669
Operating expensenote (i)	(544)	(198)	(91)	(239)	(1,072)
Share of associate’s results	13	-	-	-	13
Group's share of tax on joint ventures' operating profit	-	(21)	-	-	(21)
Operating profit based on longer-term investment returns	425	141	27	(4)	589
Average funds under management	£250.4bn	£109.0bn
Margin based on operating income*	37bps	32bps
Cost / income ratio**	59%	56%

Notes
(i)
Operating income and expense include the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, the net post-tax income of the joint ventures and associates is shown as a single item.
(ii)
M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance-related fees							Operating income before performance-related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2017	285	86	210	21	495	37	30 Jun 2017	120	57	85	20	205	33
30 Jun 2016	247	87	193	21	440	36	30 Jun 2016	91	53	64	19	155	30
31 Dec 2016	504	86	419	22	923	37	31 Dec 2016	211	58	142	20	353	32
*
Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
**
Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†
Institutional includes internal funds.

I(d)
Contribution to UK life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime

In the first half of 2017, further management actions were taken to improve the solvency of UK insurance operations and to mitigate market risks. These actions included extending the reinsurance of longevity risk to cover a further £0.6 billion of IFRS annuity liabilities. As at 30 June 2017 the total IFRS annuity liabilities subject to longevity reinsurance were £14.8 billion. Management actions also repositioned the fixed income asset portfolio to improve the trade-off between yield and credit risk.

The effect of these actions on the UK’s long term IFRS operating profit, underlying free surplus generation and EEV operating profit is shown in the tables below.

	IFRS operating profit of UK long-term business
	Half year 2017	Half year 2016	Full year 2016
Shareholder-backed annuity new business:
Retail	4	27	41
Bulks	-	-	-
	4	27	41
In-force business:
Longevity reinsurance transactions	31	66	197
Other management actions to improve solvency	157	74	135
Provision for the review of past annuity sales	-	-	(175)
	188	140	157
With-profits and other in-force	288	306	601
Total Life IFRS operating profit	480	473	799

	Underlying free surplus generation of UK long-term business
	Half year 2017	Half year 2016	Full year 2016
Expected in-force and return on net worth	349	334	693
Longevity reinsurance transactions	15	53	126
Other management actions to improve solvency	178	137	225
Provision for the review of past annuity sales	-	-	(145)
	193	190	206
Changes in operating assumptions, experience variances and solvency II and other restructuring costs	21	31	8
Underlying free surplus generated from in-force business	563	555	907
New business strain	(42)	(56)	(129)
Total underlying free surplus generation	521	499	778

	EEV post-tax operating profit of UK long-term business
	Half year 2017	Half year 2016	Full year 2016
Unwind of discount and other expected return	232	205	445
Longevity reinsurance transactions	(6)	(10)	(90)
Other management actions to improve solvency	65	41	110
Provision for the review of past annuity sales	-	-	(145)
	59	31	(125)
Changes in operating assumptions and experience variances	13	23	55
Operating profit from in-force business	304	259	375
New business profit:
Shareholder-backed annuity	4	17	32
Other products	157	108	236
	161	125	268
Total post-tax Life EEV operating profit	465	384	643

II
Other information

II(a)
Holding company cash flow*

	2017 £m	2016 £m
	Half year	Half year	Full year
Net cash remitted by business units:
UK life net remittances to the Group
With-profits remittance	215	215	215
Shareholder-backed business remittance	-	-	85
	215	215	300
Other UK paid to Group	-	131	147
Total UK net remittances to the Group	215	346	447

US remittances to the Group	475	339	420

Total Asia net remittances to the Group	350	258	516

M&G remittances to the Group	175	150	290
Prudential Capital remittances to the Group	15	25	45
Net remittances to the Group from Business Units**	1,230	1,118	1,718
Net interest paid	(207)	(157)	(333)
Tax received	84	67	132
Corporate activities	(103)	(109)	(215)
Total central outflows	(226)	(199)	(416)
Net operating holding company cash flow before dividend	1,004	919	1,302
Dividend paid	(786)	(935)	(1,267)
Operating holding company cash flow after dividend	218	(16)	35
Non-operating net cash flow†	(186)	382	335
Total holding company cash flow	32	366	370
Cash and short-term investments at beginning of period	2,626	2,173	2,173
Foreign exchange movements	(1)	7	83
Cash and short-term investments at end of period	2,657	2,546	2,626
*
The holding company cash flow differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.
**
Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
†
Non-operating net cash flow is principally for corporate transactions for distribution rights and acquired businesses, and issue or repayment of subordinated debt.

II(b)
Funds under management

For our asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are however a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing on those which are external to the Group and those held by the insurance businesses and included on the Group balance sheet. This is analysed below.

(a)
Summary

	2017 £bn	2016 £bn
	30 Jun	30 Jun	31 Dec
Business area:
Asia operations	75.8	66.3	69.6
US operations	174.6	156.5	173.3
UK operations	193.8	180.9	185.0
Prudential Group funds under managementnote (i)	444.2	403.7	427.9
External funds note (ii)	190.7	158.6	171.4
Total funds under management	634.9	562.3	599.3

Notes
(i)
Prudential Group funds under management comprise:

	2017 £bn	2016 £bn
	30 Jun	30 Jun	31 Dec
Total investments per the consolidated statement of financial position	437.4	398.2	421.7
Less: investments in joint ventures and associates accounted for using the equity method	(1.3)	(1.1)	(1.2)
Internally managed funds held in joint ventures	7.7	6.2	7.0
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.4	0.4
Prudential Group funds under management	444.2	403.7	427.9

(ii)
External funds shown above as at 30 June 2017 of £190.7 billion (30 June 2016: £158.6 billion; 31 December 2016: £171.4 billion) comprise £202.0 billion (30 June 2016: £169.8 billion; 31 December 2016: £182.5 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.3 billion (30 June 2016: £11.2 billion; 31 December 2016: £11.1 billion) that are classified within Prudential Group’s funds.

(b)
Investment products – external funds under management

	Half year 2017 £m			Half year 2016 £m			Full year 2016 £m
	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total
	note		note	note		note	note		note
At beginning of period	45,756	136,763	182,519	36,287	126,405	162,692	36,287	126,405	162,692
Market gross inflows	108,240	22,677	130,917	68,465	9,731	78,196	164,004	22,841	186,845
Redemptions	(105,468)	(15,498)	(120,966)	(68,221)	(16,697)	(84,918)	(161,766)	(30,931)	(192,697)
Market exchange translation and other movements	4,395	5,176	9,571	3,618	10,217	13,835	7,231	18,448	25,679
At end of period	52,923	149,118	202,041	40,149	129,656	169,805	45,756	136,763	182,519

Note
The £202.0 billion (30 June 2016: £169.8 billion; 31 December 2016: £182.5 billion) investment products comprise £193.7 billion (30 June 2016: £162.4 billion; 31 December 2016: £174.8 billion) plus Asia Money Market Funds of £8.3 billion (30 June 2016: £7.4 billion; 31 December 2016: £7.7 billion).

(c)
M&G and Eastspring Investments – total funds under management

	Eastspring Investments			M&G
	note
	2017 £bn	2016 £bn	2016 £bn	2017 £bn	2016 £bn	2016 £bn
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
External funds under management	52.9	40.1	45.7	149.1	129.7	136.8
Internal funds under management	77.6	64.8	72.2	132.4	125.7	128.1
Total funds under management	130.5	104.9	117.9	281.5	255.4	264.9

Note
The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2017 of £8.3 billion (30 June 2016: £7.4 billion; 31 December 2016: £7.7 billion).

II(c)
Solvency II capital position at 30 June 2017

The estimated Group shareholder Solvency II surplus at 30 June 2017 was £12.9 billion, before allowing for payment of the 2017 first interim dividend and after allowing for management’s estimate of transitional measures reflecting operating and market conditions as at 30 June 2017.

	30 Jun	30 Jun	31 Dec
Estimated Group shareholder Solvency II capital position*	2017 £bn	2016 £bn	2016 £bn
Own funds	25.6	21.1	24.8
Solvency capital requirement	12.7	12.0	12.3
Surplus	12.9	9.1	12.5
Solvency ratio	202%	175%	201%
*
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimates of UK transitional measures reflecting operating and market conditions at each valuation date.

In accordance with Solvency II requirements, these results allow for:

–
Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

–
Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
–
Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
–
No diversification benefits are taken into account between Jackson and the rest of the Group.

–
Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and

–
UK transitional measures, which have been recalculated using management’s estimate of the impact of operating and market conditions at the valuation date. The estimated Group shareholder surplus would increase from £12.9 billion to £13.6 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.

The Group shareholder Solvency II capital position excludes:

–
A portion of Solvency II surplus capital (£1.6 billion at 30 June 2017) relating to the Group’s Asian life operations, including due to ‘contract boundaries’;
–
The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £4.1 billion of surplus capital from UK with-profits funds at 30 June 2017) and from the shareholders’ share of the estate of with-profits funds; and
–
The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson’s request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2016 to 1 October 2017. At 30 June 2017, this approval had the effect of decreasing local statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.4 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson’s discretion.

The 30 June 2017 Solvency II results above allow for the completion of the sale of the Korea life business in the first half of 2017.

Further information on the Solvency II capital position for the Group and The Prudential Assurance Company Limited is published annually in the Solvency and Financial Condition Reports. These were last published on the Group’s website on 18 May 2017.

Analysis of movement in Group capital position
A summary of the estimated movement in Group Solvency II surplus from £12.5 billion at year end 2016 to £12.9 billion at half year 2017 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2015 to the Solvency II surplus at 30 June 2016 and 31 December 2016 is included for comparison.

Analysis of movement in Group shareholder surplus	Half year 2017 £bn	Half year 2016 £bn	Full year 2016 £bn
	Surplus	Surplus	Surplus
Estimated Solvency II surplus at 1 January 2017 / 1 January 2016	12.5	9.7	9.7

Underlying operating experience	1.5	1.0	2.3
Management actions	0.2	0.2	0.4
Operating experience	1.7	1.2	2.7

Non-operating experience (including market movements)	0.0	(2.4)	(1.1)

Other capital movements
Subordinated debt issuance	-	0.7	1.2
Foreign currency translation impacts	(0.5)	0.9	1.6
Dividends paid	(0.8)	(0.9)	(1.3)

Model changes	0.0	(0.1)	(0.3)

Estimated Solvency II surplus at end period	12.9	9.1	12.5

The estimated movement in Group Solvency II surplus in the first half of 2017 is driven by:

–
Operating experience of £1.7 billion: generated by in-force business and new business written in 2017, after allowing for amortisation of the UK transitional and the impact of one-off management optimisations implemented over the period;
–
Non-operating experience: has been neutral overall during the first half of 2017, after allowing for the recalculation of the UK transitional at the valuation date; and
–
Other capital movements: comprising a loss from foreign currency translation in the first half of 2017 and a reduction in surplus from payment of dividends.

Analysis of Group Solvency Capital Requirements
The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 Jun 2017		31 Dec 2016
	% of undiversified	% of diversified	% of undiversified	% of diversified
Split of the Group’s estimated Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements
Market	56%	71%	55%	68%
Equity	13%	21%	12%	19%
Credit	25%	40%	25%	41%
Yields (interest rates)	14%	8%	13%	7%
Other	4%	2%	5%	1%
Insurance	27%	21%	28%	23%
Mortality/morbidity	5%	2%	5%	2%
Lapse	16%	17%	16%	19%
Longevity	6%	2%	7%	2%
Operational/expense	10%	6%	11%	7%
FX translation	7%	2%	6%	2%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	30 Jun 2017 £bn	30 Jun 2016 £bn	31 Dec 2016 £bn
IFRS shareholders' equity	15.4	14.6	14.7
Restate US insurance entities from IFRS onto local US statutory basis	(2.6)	(3.1)	(2.2)
Remove DAC, goodwill and intangibles	(3.9)	(3.9)	(3.8)
Add subordinated debt	6.1	5.7	6.3
Impact of risk margin (net of transitionals)	(3.6)	(3.3)	(3.4)
Add value of shareholder transfers	4.6	3.1	4.0
Liability valuation differences	10.7	9.7	10.5
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.4)	(1.2)	(1.3)
Other	0.3	(0.5)	0.0
Estimated Solvency II Shareholder Own Funds	25.6	21.1	24.8

The key items of the reconciliation as at 30 June 2017 are:

–
£(2.6) billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.8 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–
£(3.9) billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–
£6.1 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
-
        £(3.6) billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £2.1 billion from transitional measures (after recalculation for management’s estimate of the impact of operating and market conditions on the UK transitional as at 30 June 2017), all of which are not applicable under IFRS;
–
£4.6 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders’ share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
–
£10.7 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
–
£(1.4) billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above; and
–
£0.3 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis
The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities	30 Jun 2017		31 Dec 2016
	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	12.9	202%	12.5	201%
Impact of:
20% instantaneous fall in equity markets	0.1	4%	0.0	3%
40% fall in equity markets1	(1.2)	(3)%	(1.5)	(7)%
50 basis points reduction in interest rates2,3	(0.4)	(9)%	(0.6)	(9)%
100 basis points increase in interest rates3	0.9	18%	1.0	13%
100 basis points increase in credit spreads 4	(1.1)	(3)%	(1.1)	(3)%
1 Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2 Subject to a floor of zero.
3 Allowing for further transitional recalculation after the interest rate stress.
4 US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1, 2
On the same basis as above, the estimated UK shareholder Solvency II surplus at 30 June 2017 was £5.3 billion, after allowing for management’s estimate of transitional measures reflecting operating and market conditions as at 30 June 2017. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	30 Jun 2017 £bn	30 Jun 2016 £bn	31 Dec 2016 £bn
Own funds	13.0	10.6	12.0
Solvency capital requirement	7.7	7.7	7.4
Surplus	5.3	2.9	4.6
Solvency ratio	168%	138%	163%
*
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of UK transitional measures reflecting operating and market conditions at each valuation date. The estimated UK shareholder surplus would increase from £5.3 billion to £6.0 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.

While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2017 was £4.1 billion, after allowing for management’s estimate of transitional measures reflecting operating and market conditions as at 30 June 2017.

Estimated UK with-profits Solvency II capital position	30 Jun 2017 £bn	30 Jun 2016 £bn	31 Dec 2016 £bn
Own funds	8.6	8.2	8.4
Solvency capital requirement	4.5	4.7	4.7
Surplus	4.1	3.5	3.7
Solvency ratio	192%	176%	179%

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds2

A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	30 Jun 2017 £bn	30 Jun 2016 £bn	31 Dec 2016 £bn
IFRS unallocated surplus of UK with-profits funds	12.1	11.2	11.7
Adjustments from IFRS basis to Solvency II:
Value of shareholder transfers	(2.5)	(1.9)	(2.3)
Risk margin (net of transitional)	(0.6)	(0.7)	(0.7)
Other valuation differences	(0.4)	(0.4)	(0.3)
Estimated Solvency II Own Funds	8.6	8.2	8.4

Statement of independent review in respect of Solvency II Capital Position at 30 June 20173

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

Notes:
1
The UK shareholder capital position represents the consolidated capital position of the shareholder funds of The Prudential Assurance Company Ltd (‘PAC’) and all its subsidiaries.
2
The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.
3
This review is separate from that set out on page 58.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer